Exhibit 2.1

STOCK PURCHASE AGREEMENT
BETWEEN
SURMODICS, INC.
(as Buyer)
AND
SOUTHERN RESEARCH INSTITUTE
(as Seller)
FOR THE PURCHASE OF ALL OF THE SHARES OF CAPITAL STOCK
OF
BROOKWOOD PHARMACEUTICALS, INC.
Dated as of July 31, 2007

TABLE OF CONTENTS

ARTICLE 1 PURCHASE AND SALE OF SHARES	1
1.1 Generally	1

ARTICLE 2 PURCHASE PRICE AND ADJUSTMENTS	1
2.1 Purchase Price	1
2.2 Closing Payment; Allocation of Purchase Price	2
2.3 Adjustment for Net Working Capital	2
2.4 Contingent Consideration	3
2.5 Additional Agreements Regarding Contingent Consideration	6

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SRI	7
3.1 Organization; Authorization of Transactions	7
3.2 No Notice or Approval	7
3.3 Non-contravention	7
3.4 Claims and Proceedings	8
3.5 Brokers’ Fees	8
3.6 Shares	8

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SRI AS TO BROOKWOOD	8
4.1 Organization, Qualification, and Corporate Power	8
4.2 Capitalization	8
4.3 Subsidiaries	9
4.4 Non-contravention	9
4.5 Brokers’ Fees	10
4.6 Certain Assets	10
4.7 Products	10
4.8 Financial Statements; Financial Records	11
4.9 Events Subsequent to Most Recent Fiscal Year End	11
4.10 Undisclosed Liabilities	13
4.11 Legal Compliance	13
4.12 Tax Matters	13
4.13 Real Property	15
4.14 Intellectual Property	18
4.15 Contracts	21
4.16 Accounts Receivable	22
4.17 Powers of Attorney	22
4.18 Insurance	22
4.19 Litigation	23
4.20 Product Warranty	23
4.21 Product Safety; Product Liability	23
4.22 Employees	24
4.23 Employee Benefits	25
4.24 Guaranties	26
4.25 Environmental, Health and Safety Matters	26
4.26 Certain Business Relationships with Brookwood	28
4.27 Brookwood’s and SRI’s Transaction Expenses	28
4.28 Customers and Suppliers	28

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4.29 No Other Representations and Warranties	28

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SURMODICS	28
5.1 Organization of SurModics	28
5.2 Authorization of Transactions	28
5.3 Non-contravention	29
5.4 Brokers’ Fees	29
5.5 Investment	29
5.6 No Other Representations and Warranties	29

ARTICLE 6 CLOSING AND CLOSING DELIVERIES	29
6.1 Closing	29
6.2 Closing Deliveries of SRI	29
6.3 Closing Deliveries of SurModics	30

ARTICLE 7 COVENANTS	30
7.1 Further Assurances	30
7.2 Litigation Support	30
7.3 Transition	31
7.4 Confidentiality	31
7.5 Covenant Not to Compete	31
7.6 Non-Disclosure; Non-Use	32
7.7 Tax Matters	32
7.8 SurModics Equity Grants; Wage Increases	33
7.9 Transition Services	34
7.10 Retention of Records	34
7.11 Employee Matters	34
7.12 Contribution of Contributed Land	34
7.13 Agreements Regarding Royalty Sharing Arrangements	34
7.14 No Hire of Employees	37
7.15 Brookwood 401(k) Plan	37

ARTICLE 8 INDEMNIFICATION	37
8.1 Indemnification by SRI	37
8.2 Indemnification by SurModics	38
8.3 Certain Limitations	39
8.4 Certain Survival Periods	40
8.5 Third-Party Claims	40
8.6 Additional Notices	41
8.7 Effect of Purchase Price Adjustment	41
8.8 Specific Performance	42
8.9 Effect of Investigation	42
8.10 Exclusive Remedy	42

ARTICLE 9 CERTAIN ADDITIONAL TERMS	42
9.1 Interpretation; Construction	42
9.2 Press Releases and Public Announcements	43
9.3 No Third-Party Beneficiaries	43
9.4 Entire Agreement	43
9.5 Succession and Assignment	43

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9.6 Counterparts	43
9.7 Notices	43
9.8 Governing Law	45
9.9 Amendments and Waivers	45
9.10 Severability	45
9.11 Expenses	45
9.12 Incorporation of Exhibits and Schedules	45
9.13 Submission to Jurisdiction	45
9.14 Nature of Disclosure	45

ARTICLE 10 DEFINITIONS	46
Exhibits
A	Form of Option Termination Agreement

B	Description of Contributed Land

C	Southern Research Institute Intellectual Property Awards Policies

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STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is effective as of July 31, 2007 between SurModics, Inc., a Minnesota corporation (“SurModics”), and Southern Research Institute, an Alabama nonprofit corporation (“SRI”). Each of SurModics and SRI is sometimes also referred to herein as a “Party” and together as the “Parties.”
Recitals
     A. SRI owns all of the outstanding shares of capital stock (the “Shares”) of Brookwood Pharmaceuticals, Inc., a Delaware corporation (“Brookwood”).
     B. SRI desires to sell to SurModics all of the Shares, upon the terms and subject to the conditions contained in this Agreement. SurModics desires to purchase all of the Shares from SRI, upon the terms and subject to the conditions contained in this Agreement.
     C. Each holder of an option to purchase shares of Brookwood Common Stock (collectively, the “Option Holders”) has entered into an option termination agreement and release with Brookwood substantially in the form attached hereto as Exhibit A (the “Option Termination Agreement”).
     D. Certain capitalized terms used in this Agreement have the respective meanings set forth in Article 10.
Agreement
     In consideration of the premises and mutual covenants in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, each Party agrees as follows:
ARTICLE 1
PURCHASE AND SALE OF SHARES
     1.1 Generally. On and subject to the terms and conditions of this Agreement, at Closing, SurModics will purchase from SRI, and SRI will sell to SurModics, all of the shares of Brookwood Common Stock and Brookwood Preferred Stock held by SRI, which in the aggregate is 800,000 shares of Brookwood Common Stock and 1,000,000 shares of Brookwood Preferred Stock. As of Closing, the shares of Brookwood Common Stock and shares of Brookwood Preferred Stock purchased from SRI will constitute all of the issued and outstanding capital stock of Brookwood.
ARTICLE 2
PURCHASE PRICE AND ADJUSTMENTS
     2.1 Purchase Price. In consideration of SRI’s sale of the Shares hereunder, the Option Holders’ execution and delivery of the Option Termination Agreements and the other matters contemplated hereby, upon and subject to the terms and conditions herein, SurModics will pay to SRI, for itself and as agent for the Option Holders, (i) $40 million at Closing, subject to adjustment pursuant to Section 2.3 (the “Closing Payment”) plus (ii) any contingent consideration (the “Contingent Consideration”) pursuant to Section 2.4. The Closing Payment, as finally adjusted under Section 2.3, and any amounts of Contingent Consideration are, in the aggregate, the “Purchase Price.”

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     2.2 Closing Payment; Allocation of Purchase Price.
          (a) Payment of the Closing Payment. Subject to the terms and conditions of this Agreement, at Closing SurModics will pay the Closing Payment to SRI, for itself and as agent for the Option Holders, by wire transfer of immediately available funds to the account designated on Schedule 2.2(a).
          (b) Allocation of Purchase Price Among SRI and Option Holders. Upon receipt of any portion of the Purchase Price, SRI will promptly deliver to each Option Holder the percentage thereof to which he or she is entitled (“Pro Rata Share”) pursuant to his or her Option Termination Agreement. The name of each Option Holder and his or her Pro Rata Share is set forth on Schedule 2.2(b).
     2.3 Adjustment for Net Working Capital.
          (a) Promptly after the Closing, SurModics will prepare an unaudited consolidated balance sheet of Brookwood and its Subsidiaries as of the Closing Date (the “Closing Balance Sheet”). The Closing Balance Sheet will be prepared in accordance with GAAP and in a manner consistent with the Most Recent Balance Sheet.
          (b) SurModics will prepare an adjustment certificate (the “Adjustment Certificate”) setting forth the calculation, in reasonable detail, of Net Working Capital as of the Closing Date minus $3.7 million (the “Net Working Capital Adjustment”). “Net Working Capital” means current assets of Brookwood and its Subsidiaries as set forth on the Closing Balance Sheet, minus current liabilities of Brookwood and its Subsidiaries as set forth on the Closing Balance Sheet.
          (c) SurModics will deliver the Closing Balance Sheet, together with the Adjustment Certificate, to SRI within 60 days after the Closing Date.
          (d) The Closing Balance Sheet and the Adjustment Certificate will be considered final and binding unless SRI objects in writing thereto within 30 days after delivery of the Adjustment Certificate. During such period, SRI and its appropriate professional advisors shall, upon reasonable prior notice, have reasonable access during normal business hours to the books and records of Brookwood and the work papers and back-up materials of SurModics pertaining to the Closing Balance Sheet and the Adjustment Certificate. If SRI makes a timely objection to the Adjustment Certificate, SRI and SurModics shall use good faith efforts to settle such dispute and reach a written agreement with respect to such dispute. If SRI and SurModics are unable to enter into a settlement within 30 days after delivery of SRI’s written objection under this Section 2.3(d), then SRI and SurModics shall select an independent accounting firm of recognized national standing (or, if SRI and SurModics cannot agree upon a selection, they shall select such accounting firm by lot from among the four largest accounting firms in the United States; provided that such selected accounting firm shall not at the time of selection be performing, or at any time during the three years preceding such selection have performed, services for SurModics, SRI or Brookwood) that shall be instructed jointly by SRI and SurModics to resolve such dispute as promptly as possible. SRI and SurModics will cooperate with the independent accounting firm and, subject to customary confidentiality and indemnity agreements, provide the independent accounting firm with access to such books, records, personnel and responsibilities of each of the Parties and Brookwood as it shall reasonably request, and such other information as such firm may reasonably request in order to render its determination. A decision by the independent accounting firm as to the resolution of such dispute shall be conclusive and binding upon the Parties for purposes of this Agreement (the

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“Accountant’s Adjustment Determination”). The Accountant’s Adjustment Determination shall be (i) in writing, (ii) made in accordance with GAAP and (iii) nonappealable and incontestable by SurModics and SRI and not subject to collateral attack for any reason. The fees and costs of the independent accounting firm incurred in the resolution of any items in dispute shall be reasonably determined by the independent accounting firm and set forth in the Accountant’s Adjustment Determination, and shall be allocated between and paid by SurModics, on the one hand, and SRI, on the other hand, in inverse proportion to the extent they prevailed on the items in dispute.
          (e) If the amount of the Net Working Capital Adjustment is positive, no adjustment to the Purchase Price will be made with respect to Net Working Capital. If the amount of the Net Working Capital Adjustment is negative, SRI shall pay to SurModics by wire transfer of immediately available funds to the account designated in writing by SurModics an amount equal to the absolute value of the Net Working Capital Adjustment within five Business Days after the final determination of such amount pursuant to Section 2.3(d).
     2.4 Contingent Consideration. In addition to the Closing Payment, and in further consideration for the Shares, SRI, for itself and as agent for the Option Holders, shall have the right to receive payments of Contingent Consideration from SurModics, if any, as follows (up to a maximum aggregate amount of $22 million):
          (a) Revenue Milestones.
          (i) $2 million to be paid after the recognition of $7.8 million in Net Revenues (“Revenue Milestone 1”) for the period beginning on July 1, 2007, but only if Revenue Milestone 1 is achieved on or before March 31, 2008;
          (ii) $3 million to be paid after the recognition of $29.5 million in Net Revenues (“Revenue Milestone 2”) for the period beginning on July 1, 2007, but only if Revenue Milestone 2 is achieved on or before June 30, 2009; and
          (iii) $4.9 million to be paid after the recognition of $56.7 million in Net Revenues (“Revenue Milestone 3”) for the period beginning on July 1, 2007, but only if Revenue Milestone 3 is achieved on or before December 31, 2010.
          (iv) “Net Revenues” for any period means consolidated revenues of Brookwood and its Subsidiaries earned during the applicable period and which have been collected within 120 days of the invoice date, less (i) discounts, allowances, rebates or other post-invoice price reductions, all as actually given; (ii) a reasonable allowance for credits or repayments due to rejections, defects or returns, all as determined in accordance with GAAP; and (iii) all payments made by Brookwood during the applicable period pursuant to Sections 7.13(b) through (e) hereof. For the sake of clarity: (A) items such as shipping, handling, insurance, Taxes, equipment and other products and costs billed to customers but not representing charges for products or services will be included in Net Revenues only to the extent they would be included in Brookwood and its Subsidiaries’ consolidated revenues in accordance with GAAP; (B) Net Revenues shall include any revenues of Brookwood and its Subsidiaries derived from products or services incorporating technology of both (x) Brookwood and its Subsidiaries and (y) SurModics and its Affiliates (other than Brookwood and its Subsidiaries); and (C) Net Revenues shall not include any revenues of Brookwood and its Subsidiaries derived from products or services incorporating solely technology that is or was at any time the proprietary technology of SurModics and its Affiliates (other than Brookwood and its Subsidiaries).

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          (b) Project Milestones.
          (i) $1.25 million to be paid after the first occurrence of a Commercial Sale Milestone after the Closing Date, but only if such occurrence happens on or before December 31, 2011;
          (ii) $750,000 to be paid after each of the first three occurrences of a Phase II Milestone after the Closing Date (up to an aggregate maximum of $2.25 million), but only for each such occurrence that happens on or before December 31, 2010;
          (iii) $3.35 million to be paid after the first occurrence of a Phase III Milestone after the Closing Date, if such occurrence happens on or before December 31, 2010, or $1.675 million, if such occurrence happens on or before December 31, 2011; and
          (iv) $750,000 to be paid after each of the first seven occurrences of a License Milestone after the Closing Date (up to an aggregate maximum of $5.25 million), but only for each such occurrence that happens on or before December 31, 2010.
          (v) “Commercial Sale Milestone” means the sale of an Applicable Product (A) in the U.S.A., following approval of the product by the U.S. Food and Drug Administration (the “FDA”), or (B) in the European Union, following approval of the product by the European Medicines Agency. “Applicable Product” means a licensed product using the proprietary technology of Brookwood or its Subsidiaries.
          (vi) “Phase II Clinical Trial” means a human clinical trial in any country that would satisfy the requirements of 21 CFR 312.21(b), or an equivalent phase or clinical trial for a biological or medical device.
          (vii) “Phase III Clinical Trial” means a human clinical trial in any country that would satisfy the requirements of 21 CFR 312.21(c), or an equivalent phase or clinical trial for a biological or medical device.
          (viii) “Phase II Milestone” means the initiation after the Closing Date of a Phase II Clinical Trial intended to evaluate the effectiveness of a product incorporating proprietary technology of Brookwood or its Subsidiaries for a specific indication in patients with the disease or condition under study (but only if no Phase II Clinical Trial or Phase III Clinical Trial has previously been initiated for such product incorporating proprietary technology of Brookwood or its Subsidiaries for the same clinical indication).
          (ix) “Phase III Milestone” means the initiation after the Closing Date of a Phase III Clinical Trial intended to meet the requirements for approval of an NDA for a product incorporating proprietary technology of Brookwood or its Subsidiaries where such product was developed and such Phase III Clinical Trial is initiated in collaboration with a pharmaceutical and/or healthcare company that had annual global sales of healthcare products in its fiscal year that preceded the initiation of such Phase III Clinical Trial of $10 billion or more.

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          (x) “License Milestone” means the execution of a binding agreement between Brookwood and a non-Affiliate of Brookwood to license proprietary technology of Brookwood or its Subsidiaries, including the right for such non-Affiliate to make, use or sell products or services incorporating such proprietary technology, where such binding agreement includes the terms set forth on Schedule 2.4(b)(x) and/or such other terms as are mutually acceptable to SurModics and SRI; provided, however, that a License Milestone may only be deemed to have occurred once with respect to the licensing of technology to any single non-Affiliate of Brookwood (except that multiple License Milestones may be deemed to occur with respect to the licensing of technology to a single non-Affiliate of Brookwood if (a) each such License Milestone relates to the targeting of a clinical indication for which no other License Milestone has been deemed to have occurred and (b) the minimum total development milestones set forth on Schedule 2.4(b)(x) are separately achievable in full for the clinical indication to which each such License Milestone relates. Notwithstanding anything herein to the contrary, no more than two License Milestones may be deemed to occur with respect to the licensing of technology to the third party set forth on Schedule 2.4(b)(x)-2.
          (xi) “Marketing Authorization” means all approvals and permits from the relevant Regulatory Authority necessary to market and sell a product in any country.
          (xii) “NDA” means a New Drug Application, Biologics License Application, Worldwide Marketing Application, Marketing Authorization Application, Premarket Approval, Premarket Notification filing pursuant to Section 510(k) of the U.S. Food, Drug and Cosmetics Act, or similar application or submission for Marketing Authorization of a product filed with a Regulatory Authority to obtain marketing approval for a biological, pharmaceutical or diagnostic product in that country or in that group of countries.
          (xiii) “Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the manufacturing, marketing, reimbursement and/or pricing of a product in the jurisdiction, including, in the United States, the FDA.
          (c) No later than 45 days after the end of each fiscal quarter of SurModics after the Closing Date, SurModics will deliver to SRI a schedule (“Quarterly Schedule”), in reasonable detail, setting forth (i) the Net Revenues recognized from the Closing Date through the end of such fiscal quarter, (ii) which, if any, of the Project Milestones have been achieved since the delivery of the prior Quarterly Schedule (or, for the first Quarterly Schedule after the Closing Date, since the Closing Date) and (iii) the aggregate amount, if any, of Contingent Consideration due to SRI under Sections 2.4(a) and 2.4(b) as of such date (“Quarterly Contingent Consideration Payment”). SRI and its appropriate professional advisors shall, upon reasonable prior notice, have reasonable access during normal business hours to the books and records of Brookwood and the work papers and back-up materials of SurModics pertaining to any Quarterly Schedule. Subject to Section 2.4(d), within 15 days after the delivery of each Quarterly Schedule, SurModics will pay SRI, for itself and as agent for the Option Holders, the Quarterly Contingent Consideration Payment by wire transfer of immediately available funds to the account designated on Schedule 2.2(a) (as revised from time to time by SRI by giving notice to SurModics in accordance with Section 9.7).

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          (d) Notwithstanding any other provision of this Section 2.4, the payment of any Contingent Consideration is subject to offset as provided in Section 8.3(e).
          (e) If SRI disputes any Quarterly Schedule delivered by SurModics, or the amount of any Contingent Consideration paid by SurModics, SRI shall deliver to SurModics, in accordance with Section 9.7, notice of such dispute (“Dispute Notice”) within 30 days of delivery of the disputed Quarterly Schedule to SRI or delivery of the disputed payment, as the case may be. If SRI fails to dispute any Quarterly Schedule delivered by SurModics or the amount of any Contingent Consideration paid by SurModics within such 30-day period, such Quarterly Schedule or payment amount shall be final and binding on the Parties. During the 30 days following delivery by SRI of any Dispute Notice, SRI and SurModics shall use good faith efforts to settle such dispute and reach a written agreement with respect to such dispute (the “Settlement Agreement”). If the Parties are unable to enter into a Settlement Agreement within such 30-day period, then SRI and SurModics shall select an independent accounting firm of recognized national standing (or, if the parties cannot agree upon a selection, they shall select such accounting firm by lot from among the four largest accounting firms in the United States; provided that such selected accounting firm shall not at the time of selection or at any time during the three years preceding such selection be performing services for either SurModics, SRI or Brookwood) which shall be instructed jointly by SRI and SurModics to resolve any portion of such dispute, if any, that is directly related to the calculation of the amount of Net Revenues as promptly as possible. SRI and SurModics will cooperate with the independent accounting firm and, subject to customary confidentiality and indemnity agreements, provide the independent accounting firm with access to such books, records, personnel and responsibilities of each of the Parties and Brookwood as it shall reasonably request, and such other information as such firm may reasonably request in order to render its determination. A decision by the independent accounting firm as to the resolution of such portion of such dispute shall be (absent an agreement of the parties regarding an error that is manifest) conclusive and binding upon the Parties for purposes of this Agreement (the “Accountant’s Determination”). The Accountant’s Determination shall be (i) in writing, (ii) made in accordance with GAAP and (iii) nonappealable and incontestable by SurModics and SRI and not subject to collateral attack for any reason. The fees and costs of the independent accounting firm incurred in the resolution of any items in dispute shall be reasonably determined by the independent accounting firm and set forth in the Accountant’s Determination, and shall be allocated between and paid by SurModics, on the one hand, and SRI, on the other hand, in inverse proportion to the extent they prevailed on the items in dispute.
     2.5 Additional Agreements Regarding Contingent Consideration. SurModics agrees that during the period from the Closing Date to and including December 31, 2011 or such earlier date as no further payment of Contingent Consideration is possible under this Agreement (the “Contingency Period”), SurModics will maintain Brookwood as a direct or indirect separate wholly owned Subsidiary of SurModics (provided that SurModics may effect any transaction permitted under Section 2.5(c)), will exercise good faith and fair dealing in its transactions with Brookwood, including in respect of Brookwood’s efforts to achieve the Milestones, and will manage the business and affairs of Brookwood without the intention of interfering with the ability of Brookwood to achieve the Milestones. SurModics and SRI shall use good faith efforts

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to collaborate in the development of a mutually acceptable financial plan for Brookwood covering the Contingency Period (the “Financial Plan”), with the initial Financial Plan to be agreed upon no later than 90 days after the Closing Date. The Financial Plan shall set forth (A) SurModics’ obligations with respect to its level of support and investment in Brookwood and (B) Brookwood’s and SurModics’ respective obligations with respect to product initiatives, marketing, and research and development expenditures. The Financial Plan shall be updated and revised every six months, and a copy of the Financial Plan and all revisions thereto shall be delivered to SRI within 10 days after the same shall be agreed upon. SurModics shall use Commercially Reasonable Efforts to cause Brookwood to be operated in accordance with the Financial Plan in all material respects. Consistent with the Financial Plan and with the covenants and agreements set forth in the first sentence of this Section, during the Contingency Period:
          (a) SurModics shall not take any actions with respect to the accounting books and records of Brookwood that would obstruct or prevent the preparation of the Adjustment Certificate, the Accountant’s Adjustment Determination, any Quarterly Schedule or any Accountant’s Determination;
          (b) SurModics shall not hire or solicit any of the employees listed on Schedule 2.5(b) (the “Key Employees”) for employment with, or transfer such Key Employees to, other divisions within, or Subsidiaries or Affiliates of, SurModics; and
          (c) SurModics shall not sell, convey or transfer, in a single transaction or a series of related transactions, (i) all or substantially all the assets of Brookwood or (ii) all of the outstanding capital stock of Brookwood (a “Sales Transaction”) unless the acquiring party in such Sales Transaction expressly assumes all of the obligations of SurModics pursuant to Section 2.4 and this Section 2.5.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SRI
     SRI represents and warrants to SurModics that:
     3.1 Organization; Authorization of Transactions. SRI is a nonprofit corporation duly incorporated and validly existing under the Applicable Laws of its jurisdiction of incorporation. SRI has the corporate power and authority to execute and deliver this Agreement and to perform SRI’s obligations hereunder. This Agreement has been duly and validly executed and delivered by SRI and constitutes the valid and legally binding obligation of SRI, enforceable in accordance with its terms, subject to the Enforcement Limitations.
     3.2 No Notice or Approval. SRI need not give any notice to, make any filing with, or obtain any authorization, consent or approval of any Governmental Authority in order to consummate the transactions contemplated by this Agreement (the “Transactions”).
     3.3 Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Applicable Law or Legal Restriction to which SRI is subject or any provision of the articles of incorporation or bylaws of SRI, (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel or require any notice under any Contract to which SRI is a party or by which SRI is bound or to which any of its assets are subject or (c) result in the imposition or creation of a Lien upon or with respect to any of the Shares.

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     3.4 Claims and Proceedings. There is no pending or, to the Knowledge of SRI, threatened Legal Action by or before any Governmental Authority against or relating to SRI to restrain or prevent the carrying out of the Transactions or that would adversely affect or prevent the purchase and sale of the Shares or otherwise have a material adverse effect on the ability of SRI to perform its obligation under this Agreement.
     3.5 Brokers’ Fees. Other than Brookwood’s obligation to Stonecroft Capital LLC, the fees and expenses of which shall be paid by SRI, SRI has no Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.
     3.6 Shares. SRI holds of record and owns beneficially the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. SRI is not a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that could require SRI to sell, transfer or otherwise dispose of any capital stock of Brookwood. SRI is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of Brookwood.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SRI AS TO BROOKWOOD
     Except as set forth or described in the Schedules hereto, SRI represents and warrants to SurModics that:
     4.1 Organization, Qualification, and Corporate Power. Brookwood is a corporation duly organized, validly existing, and in good standing under the Applicable Laws of the State of Delaware. Brookwood is duly authorized to conduct business and is in good standing under the Applicable Laws in effect at the Closing, of each jurisdiction where such qualification is required, except where the failure to so qualify would not have a Material Adverse Effect. Brookwood has the corporate power and authority to carry on the businesses in which it is engaged and in which it presently proposes to engage and to own and use the properties owned and used by it. Schedule 4.1 is a correct and complete list of the directors and officers of Brookwood. SRI has delivered to SurModics correct and complete copies of the certificate of incorporation and bylaws for Brookwood (as amended to date), the minute books (containing the records of meetings of the shareholders, the board of directors and any committees of the board of directors), the stock certificate books and the stock record books for Brookwood. Brookwood is not in material default under or in material violation of any provision of its certificate of incorporation or bylaws.
     4.2 Capitalization. The entire authorized capital stock of Brookwood consists of 1,000,000 shares of common stock, $0.01 par value per share (the “Brookwood Common Stock”), of which 800,000 shares are issued and outstanding, and 1,000,000 shares of preferred stock, $0.01 par value per share, of which 1,000,000 shares are designated Series A Preferred Stock (the “Brookwood Preferred Stock”) and are issued and outstanding. No shares of capital stock of Brookwood are held in Brookwood’s treasury. All of the issued and outstanding Shares have been duly authorized, are validly issued, fully paid, and non-assessable. No equity interest in Brookwood was issued in violation of the certificate of incorporation or bylaws of Brookwood

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or any pre-emptive (or other similar right) of any Person. Except as disclosed in Schedule 4.2, there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require Brookwood to issue, sell or otherwise cause to become outstanding any of its capital stock. As of the Closing, all rights of the Option Holders as equity holders in Brookwood will be terminated pursuant to the Option Termination Agreements, except for their contractual rights to receive their respective Pro Rata Share of the Purchase Price. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to Brookwood. There are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock of Brookwood.
     4.3 Subsidiaries.
          (a) Schedule 4.3(a) sets forth the names and jurisdictions of incorporation of each Subsidiary of Brookwood and each other Person in which Brookwood owns any equity interest, and the states or countries in which each Subsidiary is qualified to do business. Each such Subsidiary is a corporation duly organized, validly existing, and in good standing under the Applicable Laws of its state or country of incorporation, has the corporate powers to own its properties and to carry on its business as now owned and operated by it, and is duly qualified to do business in all jurisdictions where such qualification is required, except where the failure to so qualify would not have a Material Adverse Effect. Other than the Subsidiaries and other Persons listed on Schedule 4.3(a), Brookwood does not own any stock or other equity interest in, have any agreement to purchase any stock or other equity interest in, or control (directly or indirectly) any entity.
          (b) Schedule 4.3(b) lists the authorized and outstanding capital stock for each of Brookwood’s Subsidiaries, and the number of shares of each authorized class of capital stock of each Subsidiary that is owned by Brookwood. All of the issued and outstanding capital stock of each such Subsidiary has been duly authorized, and is validly issued, fully paid, and non-assessable, and no equity interest in any such Subsidiary was issued in violation of the charter or bylaws of such Subsidiary or any pre-emptive (or other similar right) of any Person. Except as disclosed in Schedule 4.3(b), there are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights or other contracts or commitments that could require such Subsidiary to issue, sell or otherwise cause to become outstanding any of its capital stock. Except as disclosed in Schedule 4.3(b), there are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to such Subsidiary.
          (c) To the extent applicable, and except to the extent provided to the contrary in this Article 4 or in the Schedules hereto, each of the representations and warranties in this Article 4 is true and correct with respect to each of Brookwood’s Subsidiaries as if such Subsidiary were substituted for Brookwood in each such instance.
     4.4 Non-contravention. Assuming the compliance of SurModics with the provisions of this Agreement, neither the execution and the delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Applicable Law or Legal Restriction to which Brookwood is subject or any provision of the certificate of incorporation or bylaws of

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Brookwood, or (b) except as disclosed in Schedule 4.4, conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice under, any Contract to which Brookwood is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Lien upon any of its assets). Brookwood does not need to give any notice to, make any filing with, or obtain any authorization, consent or approval of, any Governmental Authority in order for the Parties to consummate the Transactions.
     4.5 Brokers’ Fees. Other than to Stonecroft Capital LLC, the fees and expenses of which shall be paid by SRI, Brookwood has no Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions.
     4.6 Certain Assets. Brookwood has good and marketable title to, or (if such leasehold interest is disclosed in Schedule 4.6) a valid leasehold interest in, the properties and assets used by it, located on its premises or shown on the Most Recent Balance Sheet or acquired after the date thereof, free and clear of all Liens, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Fiscal Month End or cash distributed since the Most Recent Fiscal Month End. All of the tangible assets necessary for the conduct of Brookwood’s business have been maintained in accordance with normal applicable industry practice, are in good operating condition and repair (except normal wear and tear) and are suitable and sufficient for the purposes for which they are presently used and presently are proposed to be used. Except as disclosed in Schedule 4.6, Brookwood has exclusive possession and control of each such asset. Schedule 4.6 is a complete and accurate list of each fixed asset owned or leased by Brookwood with a value in excess of $1,500 stating its value and location.
     4.7 Products.
          (a) Schedule 4.7(a) is a complete and accurate list of each of the products made, manufactured, constructed, distributed, sold, offered for sale, or licensed out by Brookwood as of the date hereof (the “Current Products”) and the shelf-life of each such Current Product.
          (b) Schedule 4.7(b) is a complete and accurate list of each of the products that have been at any time, but are no longer, made, manufactured, constructed, distributed, sold, offered for sale, or licensed by Brookwood (the “Discontinued Products” and, together with the Current Products, the “Products”).
          (c) Each of the Products was designed and developed in accordance with the practices and standards of care customary for the nature of such Products and the markets into which such Products are, or were, sold. Each of the Products performs or performed in all material respects in accordance with its published specifications. No Product has been the subject of any recall, whether initiated by Brookwood, or otherwise. To the Knowledge of SRI, no Product is, or has been, the subject of any investigation of any regulatory body, and there have been no warranty claims in excess of $5,000 with respect to any Products.
          (d) Schedule 4.7(d) is a complete and accurate list of each of the products under development by Brookwood as of the date hereof (the “Development Products”) and each of the processes, applications and programs under development or in progress as of the date hereof. Each of the Development Products is being designed and developed in accordance with the practices and standards of care customary for the nature of such products and the markets into which such products are to be sold.

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     4.8 Financial Statements; Financial Records.
          (a) Attached hereto as Schedule 4.8 are the following financial statements: (i) consolidated audited balance sheets and income statements, and the notes thereto, as of and for the years ended December 31, 2006 (the “Most Recent Fiscal Year End”) and December 31, 2005 for Brookwood and its Subsidiaries (the “Audited Financial Statements”); and (ii) a consolidated unaudited balance sheet and income statement as of and for the six months ended June 30, 2007 (the “Most Recent Fiscal Month End”) for Brookwood and its Subsidiaries (the “Most Recent Financial Statements” and together with the Audited Financial Statements, the “Financial Statements”).
          (b) The Financial Statements have been prepared in accordance with GAAP throughout the periods covered thereby, present fairly in all material respects the financial condition of Brookwood as of such dates and the results of operations of Brookwood for such periods; provided, however, that the Most Recent Financial Statements lack the footnotes and other presentation items required to comply with GAAP and are subject to normal year-end adjustments (which will not be material individually or in the aggregate).
          (c) To the Knowledge of SRI, Brookwood has established and maintains, adheres to and enforces a system of internal accounting controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP (including the Financial Statements), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions, and dispositions of the assets, of Brookwood, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Brookwood are being made only in accordance with appropriate authorizations of management and the Board of Directors of Brookwood and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Brookwood. Neither Brookwood (including any employee of Brookwood) nor Brookwood’s independent accountants has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Brookwood, (ii) any fraud, whether or not material, that involves Brookwood’s management or other employees of Brookwood who have a role in the preparation of financial statements or the internal accounting controls utilized by Brookwood or (iii) any claim or allegation regarding any of the foregoing.
     4.9 Events Subsequent to Most Recent Fiscal Year End. Since the Most Recent Fiscal Year End, there has not been any Material Adverse Effect. Without limiting the generality of the foregoing (and except as disclosed in Schedule 4.9) since the Most Recent Fiscal Year End:
          (a) Brookwood has not sold, leased, transferred or assigned any of its assets, tangible or intangible, other than for a fair consideration in the Ordinary Course of Business;
          (b) Brookwood has not entered into any Contract (or series of related Contracts) either involving more than $50,000 or outside the Ordinary Course of Business;
          (c) no party (including Brookwood) has accelerated, terminated, modified or cancelled any Contract (or series of related Contracts) involving more than $50,000 to which Brookwood is a party or by which it is bound, other than in connection with the completion or expiration of any such Contract in the Ordinary Course of Business;

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          (d) Brookwood has not imposed any Liens upon any of its assets, tangible or intangible;
          (e) Brookwood has not made any capital expenditure (or series of related capital expenditures) either involving more than $50,000 or outside the Ordinary Course of Business;
          (f) Brookwood has not made any capital investment in, any loan to or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) either involving more than $50,000 or outside the Ordinary Course of Business;
          (g) Brookwood has not issued any note, bond or other debt security or created, incurred, assumed or guaranteed any indebtedness for borrowed money or capitalized lease obligation either involving more than $50,000 singly or $100,000 in the aggregate;
          (h) Brookwood has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;
          (i) Brookwood has not cancelled, compromised, waived or released any right or claim (or series of related rights and claims) either involving more than $50,000 or outside the Ordinary Course of Business;
          (j) Brookwood has not transferred, assigned or granted any license or sublicense of any rights under or with respect to any Intellectual Property, except pursuant to any of the Contracts set forth on Schedule 4.15(a);
          (k) there has been no change made or authorized in the certificate of incorporation or bylaws of Brookwood;
          (l) Brookwood has not issued, sold or otherwise disposed of any of its capital stock or granted any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any of its capital stock;
          (m) Brookwood has not declared, set aside or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased or otherwise acquired any of its capital stock;
          (n) Brookwood has not experienced any damage, destruction or loss (whether or not covered by insurance) to its property;
          (o) Brookwood has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees outside the Ordinary Course of Business;
          (p) Brookwood has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;
          (q) Brookwood has not granted any increase in the base compensation of any of its directors, officers or employees outside the Ordinary Course of Business;
          (r) Brookwood has not adopted, amended, modified, or terminated any bonus, profit sharing, incentive, severance or other plan, Contract or commitment for the benefit of any of its directors, officers or employees (or taken any such action with respect to any other Employee Benefit Plan);

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          (s) Brookwood has not made any other change in employment terms for any of its directors, officers, or employees outside the Ordinary Course of Business;
          (t) Brookwood has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;
          (u) Brookwood has not discharged a material Liability or Lien outside the Ordinary Course of Business;
          (v) Brookwood has not made any loans or advances of money, other than travel advances made in the Ordinary Course of Business;
          (w) Brookwood has not disclosed any material Confidential Information, except pursuant to non-disclosure agreements or in the Ordinary Course of Business;
          (x) there has not been any other material occurrence, event, incident, action, failure to act or transaction outside the Ordinary Course of Business involving Brookwood; and
          (y) Brookwood has not committed to any of the foregoing.
     4.10 Undisclosed Liabilities.
          (a) As of the Most Recent Fiscal Month End, Brookwood has no Liability (and, to the Knowledge of SRI, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any Liability), except for Liabilities set forth on the face of the Most Recent Financial Statements or Liabilities otherwise disclosed in this Agreement or the Schedules.
          (b) As of the Closing, Brookwood has no material Liabilities except Liabilities recorded in Brookwood’s general ledger system.
     4.11 Legal Compliance. At all times since its incorporation, Brookwood has been operated in compliance in all material respects with all Applicable Laws. No notice has been received by SRI or Brookwood from any Governmental Authority alleging that Brookwood is not, or was not, in compliance in any material respect with any Applicable Law, the reason for which has not been corrected. Brookwood possesses, and is in compliance in all material respects with, each material permit, license, franchise, or other governmental authorization or approval necessary for Brookwood to own, operate and use its assets and conduct its business (the “Permits”). SRI has delivered to SurModics a true, correct and complete copy of each Permit, and each Permit is listed in Schedule 4.11.
     4.12 Tax Matters.
          (a) Except as set forth on Schedule 4.12(a), Brookwood has filed timely all Tax Returns required to be filed under Applicable Law in effect at or prior to the Closing. All such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all Applicable Law. All Taxes due and owing by Brookwood (whether or not shown on any Tax Return) have been paid. Except as set forth on Schedule 4.12(a), Brookwood currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made in writing by an authority in a jurisdiction where Brookwood does not file Tax Returns that Brookwood is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Brookwood.

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          (b) Brookwood has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
          (c) To the Knowledge of SRI, no Governmental Authority has any Basis to assess any additional Taxes with respect to Brookwood for any period for which a Tax Return has been filed. No foreign, federal, state or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Brookwood. Brookwood has not received from any foreign, federal, state or local taxing authority (including jurisdictions where Brookwood has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against Brookwood. Schedule 4.12(c) lists all federal, state, local, and foreign income Tax Returns filed with respect to Brookwood for taxable periods ended on or after December 31, 2004, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. SRI has delivered to SurModics correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by Brookwood filed or received since December 31, 2004.
          (d) Brookwood has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.
          (e) Except as set forth on Schedule 4.12(e), Brookwood is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law). Brookwood has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Brookwood has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Brookwood is not a party to or bound by any Tax allocation or sharing agreement. Brookwood (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return other than the group composed of Brookwood and its Subsidiaries and (B) has no Liability for the Taxes of any Person (other than its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.
          (f) The unpaid Taxes of Brookwood (i) did not, as of the Most Recent Fiscal Month End, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Brookwood in filing its Tax Returns. Since the date of the Most Recent Balance Sheet, Brookwood has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business consistent with past custom and practice.
          (g) Except as disclosed in Schedule 4.12(g), Brookwood will not be required to include any item of income in or exclude any item of deduction from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

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          (i) change in method of accounting for a taxable period ending on or prior to the Closing Date;
          (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date;
          (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or
          (iv) prepaid amount received on or prior to the Closing Date.
          (h) Brookwood has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.
          (i) Since the Most Recent Fiscal Month End, Brookwood has not made or changed any election, changed an annual accounting period, adopted or changed any accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax.
          4.13 Real Property.
          (a) Schedule 4.13(a) sets forth a complete list of all real property and interests in real property owned by Brookwood (the “Owned Real Property”).
          (b) Schedule 4.13(b) sets forth a complete list of all real property and interests in real property leased or occupied by Brookwood, or which Brookwood has the right to occupy, now or in the future (each such lease or agreement to occupy real property being hereinafter referred to as a “Lease,” and the real properties specified in such Leases being referred to hereinafter as the “Leased Real Property”). Brookwood has delivered to SurModics a true and complete copy of each Lease, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as disclosed in Schedule 4.13(b), with respect to each Lease:
          (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Enforcement Limitations;
          (ii) the Transactions do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, and will not otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing;
          (iii) Brookwood’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been disturbed, and there are no disputes with respect to such Lease;
          (iv) none of Brookwood or any other party to the Lease is in breach of or default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease;

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          (v) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach of or default under such Lease that has not been redeposited in full;
          (vi) Brookwood does not owe, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to such Lease;
          (vii) Brookwood has not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof;
          (viii) Brookwood has not collaterally assigned or granted any other Lien in such Lease or any interest therein; and
          (ix) there are no Liens on the estate or interest created by such Lease.
          (c) The Owned Real Property, the Contributed Land and the Leased Real Property (together, the “Real Property”) constitute all of the real property used or intended to be used in, or otherwise related to, Brookwood’s business; and Brookwood is not a party to any agreement or option to purchase any real property or interest therein. Except for the Real Property, Brookwood has never leased or occupied any real property or improvements.
          (d) To the Knowledge of SRI, all buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the Real Property (the “Improvements”) are in good condition and repair (except for ordinary wear and tear and routine maintenance, repairs and replacements) and sufficient for the operation of Brookwood’s business. There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements that would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of Brookwood’s business as currently conducted thereon.
          (e) There is no condemnation, expropriation or other proceeding in eminent domain, pending or, to the Knowledge of SRI, threatened, affecting any parcel of Real Property or any portion thereof or interest therein. There is no injunction, decree, order, writ or judgment outstanding, or any claim, litigation, administrative action or similar proceeding, pending or, to the Knowledge of SRI, threatened, relating to the ownership, lease, use or occupancy of the Real Property or any portion thereof, or the operation of Brookwood’s business as currently conducted thereon.
          (f) The Real Property is in material compliance with all applicable building, zoning, subdivision, health and safety and other land use Applicable Laws, including the Americans with Disabilities Act of 1990, and all insurance requirements affecting the Real Property (collectively, the “Real Property Laws”), and the current use and occupancy of the Real Property and operation of Brookwood’s business thereon do not violate any Real Property Laws in effect at or prior to the Closing. Brookwood has not received any notice of violation of any Real Property Law and, to the Knowledge of SRI, there is no Basis for the issuance of any such

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notice or the taking of any action for such violation. To SRI’s Knowledge, there is no pending or anticipated change in any Real Property Law that will materially impair the lease, use or occupancy of any Real Property or any portion thereof in the continued operation of Brookwood’s business as currently conducted thereon.
          (g) To the Knowledge of SRI, all water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property have been installed and are operational and sufficient for the operation of Brookwood’s business as currently conducted thereon.
          (h) All material certificates of occupancy, permits, licenses, franchises, approvals and authorizations (collectively, the “Real Property Permits”) of all Governmental Authorities, boards of fire underwriters, associations or any other entity having jurisdiction over the Real Property that are required or appropriate to use or occupy the Real Property or operate Brookwood’s business as currently conducted thereon, have been issued and are in full force and effect. Schedule 4.13(h) lists all material Real Property Permits held by Brookwood with respect to each parcel of Real Property. Brookwood has delivered to SurModics a true and complete copy of all Real Property Permits. Brookwood has not received any notice from any Governmental Authority or other entity having jurisdiction over the Real Property threatening a suspension, revocation, modification or cancellation of any Real Property Permit and, to the Knowledge of SRI, there is no Basis for the issuance of any such notice or the taking of any such action.
          (i) To the Knowledge of SRI, the classification of each parcel of Real Property under applicable zoning laws, ordinances and regulations permits the use and occupancy of such parcel and the operation of Brookwood’s business as currently conducted thereon, and permits the Improvements located thereon as currently constructed, used and occupied. There are sufficient parking spaces, loading docks and other facilities at such parcel to comply with such zoning laws, ordinances and regulations. To the Knowledge of SRI, Brookwood’s use or occupancy of the Real Property or any portion thereof or the operation of Brookwood’s business as currently conducted thereon is not dependent on a “permitted non-conforming use” or “permitted non-conforming structure” or similar variance, exemption or approval from any governmental authority.
          (j) To the Knowledge of SRI, the current use and occupancy of the Real Property and the operation of Brookwood’s business as currently conducted thereon do not violate in any material respect any easement, covenant, condition, restriction or similar provision in any instrument of record affecting such Real Property (the “Encumbrance Documents”). Neither SRI nor Brookwood has received any notice of violation of any Encumbrance Documents, and, to SRI’s Knowledge, there is no Basis for the issuance of any such notice or the taking of any action for such violation.
          (k) To the Knowledge of SRI, none of the Improvements encroaches on any land that is not included in the Real Property or on any easement affecting such Real Property, or violates any building lines or set-back lines, and there are no encroachments onto the Real Property, or any portion thereof, that would interfere with the use or occupancy of such Real Property or the continued operation of Brookwood’s business as currently conducted thereon.
     4.14 Intellectual Property.
          (a) Assuming the validity of ownership of Intellectual Property by all Persons

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from whom Brookwood licenses Intellectual Property, Brookwood owns and possesses or has the right to use pursuant to a valid and enforceable written license, sublicense, agreement or permission all material Intellectual Property necessary or desirable for the operation of the business of Brookwood as presently conducted and as presently proposed to be conducted. Each material item of Intellectual Property owned or used by Brookwood immediately prior to the Closing will be owned or available for use by Brookwood on identical terms and conditions immediately subsequent to the Closing. Brookwood has used Commercially Reasonable Efforts to maintain and protect each material item of Intellectual Property that it owns or uses. Brookwood’s use of the Intellectual Property in its business as presently conducted, has not and will not violate, interfere with or infringe upon the valid rights of any other individual or entity, nor does such use by Brookwood constitute a breach of any agreement, obligation, promise or commitment by which Brookwood may be bound or constitute a violation of any laws, regulations, ordinances, codes or statutes in any jurisdiction.
          (b) To the Knowledge of SRI: (i) Brookwood has not in the past interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property rights of third parties; (ii) there are no facts that indicate a likelihood of any of the foregoing; and (iii) no notices regarding any of the foregoing (including any demands or offers to license any Intellectual Property from any third party) have been received. To SRI’s Knowledge, there is no unauthorized use, disclosure, infringement, dilution, misappropriation, or other violation by any third party (including any employee or former employee of Brookwood) of any Intellectual Property of Brookwood or of any right of any third party in Intellectual Property licensed by or through Brookwood. Except as disclosed on Schedule 4.14(b), no claims have been made by or against Brookwood for any unauthorized use, disclosure, infringement, dilution, misappropriation, or violation by others of any rights with respect to any Intellectual Property. To SRI’s Knowledge, there are no such claims that Brookwood may have the right (or a reasonable basis) to make or assert.
          (c) Schedule 4.14(c) identifies each patent or registration that has been issued or assigned and transferred to Brookwood with respect to any of its Intellectual Property, identifies each pending patent application or application for registration that Brookwood has made with respect to any of its Intellectual Property, and identifies each license, sublicense, agreement or other permission that Brookwood has granted to any third party with respect to any of its Intellectual Property (together with any exceptions). SRI has delivered to SurModics correct and complete copies of all such patents, registrations, applications, licenses, sublicenses, agreements and permissions (as amended to date) and has made available to SurModics correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. Schedule 4.14(c) also identifies each material unregistered trademark, service mark, trade name, corporate name or Internet domain name, computer software item (other than commercially available off-the-shelf software purchased or licensed for less than $25,000 per item) and each material unregistered copyright used by Brookwood in connection with any of its businesses. With respect to each item of Intellectual Property required to be identified in Schedule 4.14(c) (and except as otherwise set forth therein):
          (i) Brookwood owns and possesses all right, title, and interest in and to the item, free and clear of any Lien, license or other restriction or limitation regarding use or disclosure, without an obligation to pay any royalties, license fees or other amounts to any other person or entity;

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          (ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;
          (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, interference, opposition, cancellation, reexamination, or demand is pending or to SRI’s Knowledge, threatened that challenges the legality, validity, enforceability, use or ownership of the item, and there are no grounds for the same;
          (iv) other than in the Ordinary Course of Business, Brookwood has never agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to the item;
          (v) all statements and representations made by Brookwood in any applications, filings or registrations relating to the item were true in all material respects as of the time they were made and, to SRI’s Knowledge, remain true as of the date of this Agreement; and
          (vi) no loss or expiration of the item is to SRI’s Knowledge, threatened or pending, except for patents expiring at the end of their statutory terms (and not as a result of any act or omission by SRI or Brookwood, including a failure by SRI or Brookwood to pay any required maintenance fees).
          (d) Schedule 4.14(d) identifies each item of Intellectual Property that any third party owns and that Brookwood uses pursuant to license, sublicense, agreement or permission (other than commercial off-the-shelf software purchased or licensed for less than $25,000 per item). SRI has delivered to SurModics correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be identified in Schedule 4.14(d), and assuming the validity of ownership of Intellectual Property by all Persons from whom Brookwood licenses Intellectual Property:
          (i) the license, sublicense, agreement or permission covering the item is legal, valid, binding, enforceable, and in full force and effect, subject to the Enforcement Limitations;
          (ii) the license, sublicense, agreement or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following consummation of the Transactions, subject to the Enforcement Limitations;
          (iii) to SRI’s Knowledge, no party to the license, sublicense, agreement or permission is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default or permit termination, modification or acceleration thereunder;
          (iv) to SRI’s Knowledge, no party to the license, sublicense, agreement or permission has repudiated any provision thereof;
          (v) with respect to each sublicense, the representations and warranties set forth in clauses (i) through (iv) above are true and correct with respect to the underlying license;
          (vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling or charge;

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          (vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand is pending or to SRI’s Knowledge, is threatened that challenges the legality, validity or enforceability of the underlying item of Intellectual Property, and to SRI’s Knowledge, there are no grounds for the same; and
          (viii) Brookwood has not granted any sublicense or similar right with respect to the license, sublicense, agreement or permission.
          (e) To SRI’s Knowledge, Brookwood and SRI have taken all necessary actions to maintain and protect all of the Intellectual Property of Brookwood so as not to adversely affect the validity or enforceability thereof.
          (f) Brookwood has complied in all material respects with and is presently in material compliance with all foreign, federal, state, local, governmental (including the Federal Trade Commission and State Attorneys General), administrative or regulatory laws, regulations, guidelines and rules applicable to any Intellectual Property.
          (g) To SRI’s Knowledge, all products made, used or sold under each registered patent of Brookwood have been marked with the proper patent notice; all products, services and materials containing any trademark, service mark, trade name or service name owned by Brookwood bear the proper registration notice where permitted by Applicable Law; and all works encompassed by any copyright of Brookwood have been marked with the proper copyright notice.
          (h) With respect to each Trade Secret (including each item of Intellectual Property that Brookwood regards as a Trade Secret): (1) Brookwood has taken all reasonable precautions to protect the secrecy, confidentiality and value of such Trade Secret; and (2) to SRI’s Knowledge, such Trade Secret has not been used, divulged or appropriated either for the benefit of any Person (other than Brookwood) or to the detriment of Brookwood.
          (i) Each employee, agent, consultant and contractor who has contributed to or participated in the conception, creation or development of Intellectual Property on behalf of Brookwood has executed a written assignment in favor of Brookwood or SRI, as appropriate, as assignee, that has caused the conveyance to Brookwood of all right, title and interest in and to all tangible and intangible property, throughout the world, arising from such individual’s or entity’s work.
          (j) Schedule 4.14(j) hereto sets forth a true, correct and complete list of all current and former employees of SRI or Brookwood who are or may be entitled to receive royalties or otherwise to participate or share in any revenues of Brookwood derived from the use of any Intellectual Property as a result of their participation in the invention or creation of such Intellectual Property, the SRI Case Number in which such Intellectual Property is or has been utilized and the maximum percentage of revenue derived from the use of any such Intellectual Property to which such current or former employees are entitled pursuant to the Awards Policies or any other similar current or former plan, policy or Contract (the “Maximum Percentage”). No current or former employees of SRI or Brookwood have or will have any rights to receive royalties or to participate or share in any revenues derived from the use of any Intellectual Property: (x) that was or is created or developed by Brookwood on or after May 19, 2004; (y) unless and until a patent has been issued with respect to such Intellectual Property (and then only with respect to revenues derived from the use of such patent, and not with respect to revenues derived from the use of know-how); or (z) after the expiration of the patent issued with respect to such Intellectual Property.

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     4.15 Contracts.
          (a) Schedule 4.15(a) lists the following Contracts to which Brookwood is a party:
          (i) any Contract (or group of related Contracts) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;
          (ii) any Contract (or group of related Contracts) for the purchase or sale of personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year or involve consideration in excess of $25,000;
          (iii) any Contract concerning a partnership or joint venture;
          (iv) any Contract (or group of related Contracts) under which Brookwood has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $25,000 or under which it has imposed a Lien on any of its assets, tangible or intangible;
          (v) any Contract concerning confidentiality or non-competition other than non-disclosure agreements entered into in the Ordinary Course of Business;
          (vi) any Contract under which Brookwood is currently or potentially obligated to share revenues or income with any other Person (including SRI or any of its Affiliates);
          (vii) any Contract with SRI or any of its Affiliates;
          (viii) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or Contract for the benefit of its current or former directors, officers, or employees;
          (ix) any collective bargaining Contract;
          (x) any Contract for the employment of any individual on a full-time, part-time, consulting, or other basis;
          (xi) any Contract under which Brookwood has advanced or loaned any amount to any of its directors, officers, or employees outside the Ordinary Course of Business;
          (xii) any Contract under which the consequences of a default or termination would have a Material Adverse Effect;
          (xiii) any Contract under which Brookwood has granted any Person any registration rights (including demand and piggyback registration rights);
          (xiv) any Contract (other than Contracts with customers in the Ordinary Course of Business) under which Brookwood has agreed to indemnify any other Person for any loss, expense or Liability;
          (xv) any Contract under which Brookwood has advanced or loaned any other Person amounts in the aggregate exceeding $25,000; or

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          (xvi) any other Contract (or group of related Contracts), understanding or course of dealing that will require Brookwood to make any payment in excess of $25,000 after the Closing (other than in the Ordinary Course of Business).
          (b) SRI has delivered to SurModics a correct and complete copy of each written Contract (as amended to date) listed in Schedule 4.15(a) and a written summary setting forth the terms and conditions of each oral Contract referred to in Schedule 4.15(a). With respect to each such Contract, except as set forth in Schedule 4.15(b): (i) the Contract is legal, valid, binding, enforceable (except that the enforcement thereof may be limited by the Enforcement Limitations) and in full force and effect; (ii) the Contract will continue to be legal, valid, binding, enforceable, (except that the enforcement thereof may be limited by the Enforcement Limitations) and in full force and effect on identical terms following the consummation of the Transactions; (iii) to SRI’s Knowledge, no party is in material breach or default, and no event has occurred that with notice or lapse of time would constitute a material breach or default, or permit termination, modification, or acceleration, under the Contract; and (iv) to SRI’s Knowledge, no party has repudiated any provision of the Contract.
     4.16 Accounts Receivable. The accounts receivable of Brookwood have been generated in the Ordinary Course of Business, reflect valid obligations due to Brookwood for the payment of goods or services provided by its business and, except as otherwise disclosed in Schedule 4.16 and, subject to allowances for doubtful accounts as reflected on the Most Recent Financial Statements, are collectible in the Ordinary Course of Business, as adjusted for the passage of time through the Closing Date. No counterclaims, offsetting claims, or defenses to collection of such receivables have been incurred that are material to the amount of such receivables are pending or, to the Knowledge of SRI, threatened, and all asserted counterclaims or offsetting claims or defenses with respect to accounts receivable have been deducted or reserved against.
     4.17 Powers of Attorney. Except as disclosed in Schedule 4.17, there are no outstanding powers of attorney executed on behalf of Brookwood.
     4.18 Insurance.
          (a) Schedule 4.18(a) sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability and workers’ compensation coverage and bond and surety arrangements) to which Brookwood currently is a party, a named insured or otherwise the beneficiary of coverage:
          (i) the name, address and telephone number of the agent;
          (ii) the name of the insurer, the name of the policyholder and the name of each covered insured;
          (iii) the policy number and the period of coverage;
          (iv) the scope (including an indication of whether the coverage was on a claims made, occurrence, or other basis) and amount (including a description of how deductibles and ceilings are calculated and operate) of coverage; and
          (v) a description of any retroactive premium adjustments or other loss-sharing arrangements.

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          (b) With respect to each such insurance policy: (i) the policy is legal, valid, binding, enforceable and in full force and effect; (ii) to SRI’s Knowledge neither Brookwood nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under the policy; and (iii) to SRI’s Knowledge, no party to the policy has repudiated any provision thereof. Schedule 4.18(a) also describes any self-insurance arrangements affecting Brookwood.
     4.19 Litigation. Brookwood (a) is not subject to any outstanding Legal Restriction and (b) is not a party to, and, to SRI’s Knowledge, is not threatened to be made a party to, any Legal Action by or before any Governmental Authority. SRI has no Knowledge that any such Legal Action may be brought or threatened against Brookwood or that there is any Basis for the foregoing.
     4.20 Product Warranty. Each Product has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and Brookwood has no Liability (and to SRI’s Knowledge, there is no Basis for any present or future Legal Action against any of them giving rise to any Liability) for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product warranty claims set forth on the face of the Most Recent Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Brookwood. Schedule 4.20 includes copies of the standard terms and conditions of sale, lease or license for Brookwood (containing applicable guaranty, warranty, and indemnity provisions). No Product is subject to any material guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale or lease set forth in Schedule 4.20.
     4.21 Product Safety; Product Liability.
          (a) Each Product currently being used has been designed, constructed, manufactured, packaged, installed, and labeled in compliance with all material regulatory, engineering, industrial, and other codes applicable thereto, and neither SRI nor Brookwood has received notice of any alleged noncompliance with any such code.
          (b) Brookwood has not been required to file, and has not filed, a notification or other report with the FDA or similar foreign Governmental Authority concerning actual or potential hazards with respect to any Product.
          (c) To SRI’s Knowledge, Brookwood has no Liability (and there is no Basis for any present or future Legal Action against any of them giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any Product.
     4.22 Employees.
          (a) Schedule 4.22(a) lists all employees of Brookwood as of the date hereof and for each such employee sets forth the position, earned and accrued vacation as of the date hereof, date of employment, and years of employment recognized for determining eligibility for participation in, and vesting and credited service, under any Employee Benefit Plan, as the case may be.
          (b) With respect to Brookwood:

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          (i) there is no collective bargaining Contract or relationship with any labor organization;
          (ii) no labor organization or group of employees has filed any representation petition or made any written or oral demand for recognition;
          (iii) to the Knowledge of SRI, no union organizing or decertification efforts are underway or threatened and no other question concerning representation exists;
          (iv) no labor strike, work stoppage, slowdown, or other material labor dispute has occurred, and none is underway or, to the Knowledge of SRI, threatened;
          (v) to the Knowledge of SRI, no employee of Brookwood (A) has any present intention to terminate his or her employment or (B) is a party to any confidentiality, non-competition, proprietary rights or other such Contract between such employee and any Person besides Brookwood;
          (vi) to SRI’s Knowledge, there is no material worker’s compensation Liability, experience or matter;
          (vii) there is no employment-related charge, complaint, grievance, investigation, inquiry or obligation of any kind, pending or threatened in any forum, relating to an alleged violation or breach by Brookwood (or its or their officers or directors) of any Applicable Law or Contract; and
          (viii) to SRI’s Knowledge, no employee or agent of Brookwood has committed any act or omission giving rise to material liability for any violation or breach identified in clause (vii) above.
          (c) Except as disclosed in Schedule 4.15(a), there are no employment or severance Contracts with any employees of Brookwood. Except as disclosed in Schedule 4.22(c), there are no written personnel policies, rules or procedures applicable to employees of Brookwood.
          (d) With respect to the Transactions, any notice required under any Applicable Law or collective bargaining agreement has been given, and all bargaining obligations with any employee representative have been satisfied. Brookwood has not implemented any plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Applicable Law in effect at or prior to the Closing.
     4.23 Employee Benefits.
          (a) Schedule 4.23 lists each Employee Benefit Plan that Brookwood maintains, to which Brookwood contributes or has any obligation to contribute, or with respect to which Brookwood has any Liability. With respect to each such Employee Benefit Plan, to the extent applicable, SRI has delivered to SurModics true and complete copies of (1) all plan documents, (2) the most recent determination letter or opinion letter, as applicable, received from the Internal Revenue Service (“IRS”) with respect to any plan that is intended to be qualified under Code Section 401(a), (3) the most recent application for such a determination filed with

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the IRS, (4) the Form 5500 Annual Report filed for each of the most recent three plan years of each plan for which such filing is required under ERISA or the Code (including all attachments thereto), (5) all related trust agreements, insurance contracts or other funding arrangements which implement any of such Employee Benefit Plans, and (6) all summary plan descriptions and summaries of material modifications thereto communicated to employees.
          (i) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) has been maintained, funded and administered in accordance with the terms of such Employee Benefit Plan and complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other Applicable Laws.
          (ii) All required reports and descriptions (including Form 5500 annual reports, summary annual reports, and summary plan descriptions) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the Code with respect to each such Employee Benefit Plan. The requirements of COBRA have been met with respect to each such Employee Benefit Plan and each Employee Benefit Plan maintained by an ERISA Affiliate that is an Employee Welfare Benefit Plan subject to COBRA.
          (iii) All contributions (including all employer contributions and employee salary reduction contributions) that are due have been made within the time periods prescribed by ERISA and the Code to each such Employee Benefit Plan that is an Employee Pension Benefit Plan and all contributions for any period ending on or before the Closing Date that are not yet due have been made to each such Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of Brookwood. All premiums or other payments for all periods ending on or before the Closing Date have been paid with respect to each such Employee Benefit Plan that is an Employee Welfare Benefit Plan.
          (iv) Each such Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Code Section 401(a) either (A) is the subject of an unrevoked favorable determination letter from the IRS with respect to such plan’s qualified status under the Code, as amended by that tax legislation commonly known as “GUST” and “EGTRRA,” (B) has remaining a period of time under the Code or applicable Treasury regulations or IRS pronouncements in which to receive, and make any amendments necessary to obtain, such a letter from the IRS, or (C) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan, and nothing has occurred since the date of such determination that could adversely affect the qualified status of any such Employee Benefit Plan.
          (v) There have been no Prohibited Transactions with respect to any such Employee Benefit Plan or any Employee Benefit Plan maintained by an ERISA Affiliate. No Fiduciary has any material Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any such Employee Benefit Plan. No action, suit, proceeding, hearing, or investigation with respect to the administration or the investment of the assets of any

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such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of SRI, threatened. SRI has no Knowledge of any Basis for any such action, suit, proceeding, hearing, or investigation. No filings have been made or are currently pending with respect to any Employee Benefit Plan under any voluntary compliance program of the IRS or Department of Labor.
          (b) Neither Brookwood nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability under or with respect to any Employee Pension Benefit Plan that is a “defined benefit plan” (as defined in ERISA Section 3(35)). No asset of Brookwood is subject to any Lien under ERISA or the Code.
          (c) Neither Brookwood nor any ERISA Affiliate contributes to, has any obligation to contribute to, or has any Liability (including withdrawal liability as defined in ERISA Section 4201) under or with respect to any Multiemployer Plan.
          (d) Brookwood does not maintain, contribute to or have an obligation to contribute to, or have any Liability with respect to, any Employee Welfare Benefit Plan providing health or life insurance or other welfare-type benefits for current or future retired or terminated directors, officers or employees (or any spouse or other dependent thereof) of Brookwood or of any other Person, except as required under COBRA.
          (e) Any Employee Benefit Plan that is a nonqualified deferred compensation plan subject to the requirements of Code Section 409A has been operated in material compliance with the requirements of paragraphs (2), (3) and (4) of Code Section 409A(a), and the regulations and guidance thereunder. No event has occurred that would be treated by Code Section 409A(b) as a transfer of property for purposes of Code Section 83.
          (f) The consummation of the Transactions will not result in any new or increased obligations to employees of Brookwood, including severance pay due to a change of control, increased vesting or benefit accruals, or guarantees of employment or restrictions on changes in terms or conditions of employment for any period following a change of control.
     4.24 Guaranties. Brookwood is not a guarantor or otherwise liable for any Liability (including indebtedness) of any other Person (other than Lakeshore Biomaterials, Inc.).
     4.25 Environmental, Health and Safety Matters.
          (a) Except as disclosed in Schedule 4.25(a), Brookwood is in compliance in all material respects with all applicable Environmental Laws, and is not delinquent in the filing or renewal of a permit or other license required under any Environmental Law. Except for the Environmental Reports (as defined in Schedule 4.25(a)), Brookwood has not received any written communication, whether from a Governmental Authority, citizen group, employee, or otherwise, that alleges that Brookwood is not in full compliance with, or has failed to perform any duty under, Environmental Laws, which noncompliance or nonperformance has not been fully cured. All material permits and other governmental authorizations currently held by Brookwood pursuant to any Environmental Laws are identified in Schedule 4.25(a).
          (b) There is no Environmental Claim pending or, to SRI’s Knowledge, threatened against Brookwood or against any Person whose liability for such Environmental Claim Brookwood has retained or assumed either contractually or by operation of law. Except as disclosed in Schedule 4.25(b), to SRI’s Knowledge, there is no Basis for an Environmental Claim against Brookwood or against any person or entity whose liability for such Environmental Claim Brookwood has retained or assumed either contractually or by operation of law.

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          (c) Brookwood has not, in connection with any Real Property, installed, used, generated, treated, disposed of, or arranged for the disposal of any Hazardous Substances in any manner so as to create any material Liability under any Environmental Law or any other Liability for Brookwood or SurModics.
          (d) Without limiting the generality of the foregoing provisions of this Section 4.25:
          (i) all on-site and off-site locations where Brookwood has at any time stored, disposed, or arranged for the disposal of waste materials are identified in Schedule 4.25(d);
          (ii) all underground storage tanks, and the capacity and contents of such tanks, currently or (to the Knowledge of SRI) formerly located on any Real Property are identified in Schedule 4.25(d);
          (iii) all wells or other borings located on any Real Property are identified in Schedule 4.25(d);
          (iv) to the Knowledge of SRI, there is no asbestos contained in or forming part of any Improvements on any Real Property; and
          (v) no polychlorinated biphenyls (PCBs) are used or stored on any Real Property.
          (e) There are not present in, on, or under any Real Property any Hazardous Substances that were released or disposed of by Brookwood in such form or quantities as to create any Liability under any Environmental Law or any other Liability for Brookwood or SurModics. Except as disclosed in Schedule 4.25(e), to the Knowledge of SRI, there are not present in, on, or under any Real Property any Hazardous Substances that were released or disposed of by any other party in such form or quantities as to create any Liability under any Environmental Law or any other Liability for Brookwood or SurModics. Except as disclosed in Schedule 4.25(e), none of the Real Property is being used, or has ever been used by Brookwood, in a manner that would require a permit under Section 3005 of the Solid Waste Disposal Act, 42 U.S.C. § 6925, for the treatment, storage, or disposal of Hazardous Substances.
          (f) SRI has delivered to SurModics all reports and authorizations relating in any way to the environmental status of any of the Real Property or otherwise relating to the businesses of Brookwood with respect to any Environmental Law.
     4.26 Certain Business Relationships with Brookwood. Except as disclosed in Schedule 4.26, none of SRI, its Affiliates or Brookwood’s directors, officers, employees and shareholders has been involved in any business arrangement or relationship with Brookwood within the past 12 months, and none of SRI, its Affiliates or Brookwood’s directors, officers, employees and shareholders owns any asset, tangible or intangible, that is used in the business of Brookwood.
     4.27 Brookwood’s and SRI’s Transaction Expenses. SRI and Brookwood have paid in full all legal, accounting, investment banking, broker’s and finder’s fees and expenses incurred by SRI and Brookwood in connection with the Transactions on or prior to the date hereof, or have made arrangements for the payment of the same from the Closing Payment to be received hereunder.

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     4.28 Customers and Suppliers.
          (a) Schedule 4.28(a) lists the 30 largest customers of Brookwood for each of the two most recent calendar years and sets forth opposite the name of each such customer the amount of net sales attributable to such customer. Schedule 4.28(a) also lists any additional current customers that Brookwood anticipates will be among the 20 largest customers for the current calendar year. To SRI’s Knowledge, no customer listed on Schedule 4.28(a) has indicated that it will stop, or decrease the rate of, buying materials, products or services from Brookwood.
          (b) Schedule 4.28(b) lists the 20 largest suppliers to Brookwood for each of the two most recent calendar years and sets forth opposite the name of each such supplier the amount of purchases attributable to such supplier. Schedule 4.28(b) also lists any additional current suppliers that Brookwood anticipates will be among the 10 largest suppliers for the current calendar year. To SRI’s Knowledge, no supplier listed on Schedule 4.28(b) has indicated that it will stop, or decrease the rate of, selling materials, products or services to Brookwood.
     4.29 No Other Representations and Warranties. Except for the representations and warranties made by SRI contained in this Agreement, any document or certificate delivered pursuant to this Agreement or in any Schedules or exhibits attached hereto, neither SRI nor any other Person makes any other express or implied representation or warranty on behalf of SRI.
ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF SURMODICS
     SurModics represents and warrants to SRI as follows:
     5.1 Organization of SurModics. SurModics is a corporation duly organized, validly existing and in good standing under the Applicable Laws of Minnesota.
     5.2 Authorization of Transactions. SurModics has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. This Agreement constitutes the valid and legally binding obligation of SurModics, enforceable (except that enforcement may be limited by the Enforcement Limitations) in accordance with its terms and conditions. SurModics need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or Governmental Authority or other third party in order to consummate the Transactions. The execution, delivery, and performance of this Agreement and all other agreements contemplated hereby have been duly authorized by SurModics, and no other corporate proceedings on the part of SurModics are necessary to authorize this Agreement, and to perform its obligations hereunder, or to consummate the Transactions.
     5.3 Non-contravention. Neither the execution and delivery of this Agreement, nor the consummation of the Transactions, will (a) violate any Applicable Law or Legal Restriction to which SurModics is subject or any provision of its articles of incorporation or bylaws or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any Contract to which SurModics is a party or by which it is bound or to which any of its assets are subject.

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     5.4 Brokers’ Fees. Other than to an Affiliate of Goldman Sachs & Co., the fees and expenses of which shall be paid by SurModics, SurModics has no Liability to pay any fees or commissions to any broker, finder or agent with respect to the Transactions for which SRI could become liable or obligated.
     5.5 Investment. SurModics is an Accredited Investor. SurModics is not acquiring Shares with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act.
     5.6 No Other Representations and Warranties. Except for the representations and warranties made by SurModics contained in this Agreement, any document or certificate delivered pursuant to this Agreement or in any Schedules or exhibits attached hereto, neither SurModics nor any other Person makes any other express or implied representation or warranty on behalf of SurModics.
ARTICLE 6
CLOSING AND CLOSING DELIVERIES
     6.1 Closing. The closing of the Transactions (“Closing”) will take place at the offices of Faegre & Benson LLP in Minneapolis, Minnesota, commencing at 9:00 a.m. local time on the date hereof (the “Closing Date”). Closing will be effective as of 12:01 a.m. on the Closing Date.
     6.2 Closing Deliveries of SRI. At Closing, SRI will deliver, or cause to be delivered, to SurModics, the following:
          (a) all stock certificates representing the Shares, each duly endorsed in blank or accompanied by an assignment separate from certificate suitable in form to transfer the Shares to SurModics in the records of Brookwood;
          (b) the written resignation in a form approved in advance by SurModics (such approval not to be unreasonably withheld) or evidence reasonably satisfactory to SurModics of the removal of each officer and director of Brookwood, with each such resignation (or removal) effective no later than immediately prior to the effective time of Closing;
          (c) the true, correct and complete minute books of Brookwood, including the stock ledgers and stock records of Brookwood;
          (d) a certificate of an officer of Brookwood in a form approved in advance by SurModics, dated the Closing Date, certifying that attached thereto is a true, correct and complete certified copy of the certificate of incorporation of Brookwood, and a true, correct and complete copy of the bylaws of Brookwood, in each case as are then in full force and effect;
          (e) true, correct and complete copies of all notices to third parties, and the third-party consents listed on Schedule 6.2(e); and
          (f) a fully executed and recorded copy of the Warranty Deed;
          (g) a fully executed copy of each Option Termination Agreement;
          (h) a non-foreign affidavit dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that SRI is not a “Foreign Person” as defined in Section 1445 of the Code;

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          (i) documentation reasonably satisfactory to SurModics evidencing SRI’s and Brookwood’s approval of the spinoff, immediately prior to the Closing, of the portion of the Southern Research Institute 401(k) Plan (the “SRI 401(k) Plan”) attributable to participants in said plan who are employees of Brookwood as a separate plan (the “Brookwood 401(k) Plan”) in accordance with Treasury Regulation section 1.414(l)-1(m), with the separate Brookwood 401(k) Plan providing, as of the date of the spinoff, substantially the same terms and conditions as provided under the SRI 401(k) Plan immediately prior to the spinoff;
          (j) all other documents and items required by any term of this Agreement to be delivered, or caused to be delivered, by SRI at Closing.
     6.3 Closing Deliveries of SurModics. At Closing, SurModics will deliver, or cause to be delivered, to SRI, the following:
          (a) payment of the Closing Payment pursuant to Section 2.2(a); and
          (b) all other documents and items required by any term of this Agreement to be delivered, or caused to be delivered, by SurModics at Closing.
ARTICLE 7
COVENANTS
     7.1 Further Assurances. In case at any time after the Closing any further actions are necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further actions (including the execution and delivery of such further instruments and documents) as the other Party may reasonably request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article 8). SRI acknowledges and agrees that from and after the Closing, and subject to Section 7.10, SurModics will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to Brookwood and its Subsidiaries.
     7.2 Litigation Support. In the event, and for so long as, any Party actively is contesting or defending against any Legal Action in connection with (a) any aspect of the Transactions or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving Brookwood or its Subsidiaries, the other Party will cooperate with the Party contesting or defending and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as will be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under Article 8).
     7.3 Transition. SRI will not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier or other business associate of Brookwood or its Subsidiaries from maintaining the same business relationships with Brookwood or its Subsidiaries after the Closing as it maintained with Brookwood or its Subsidiaries prior to the Closing. SRI will refer all customer inquiries relating to the business of Brookwood or its Subsidiaries to SurModics from and after the Closing.
     7.4 Confidentiality. SRI will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to SurModics or destroy, at the request and option of

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SurModics, all tangible embodiments (and all copies) of the Confidential Information that are in its possession, except for an electronically archived copy. In the event that SRI is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process to disclose any Confidential Information, SRI will notify SurModics promptly of the request or requirement so that SurModics may seek an appropriate protective order or waive compliance with the provisions of this Section 7.4. If, in the absence of a protective order or the receipt of a waiver hereunder, SRI is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, SRI may disclose the Confidential Information to the tribunal; provided, however, that SRI will use its Commercially Reasonable Efforts to obtain, at the request of SurModics, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as SurModics will designate. The foregoing provisions will not apply to any Confidential Information that is generally available to the public immediately prior to the time of disclosure unless such Confidential Information is so available due to the actions of SRI.
     7.5 Covenant Not to Compete. To further ensure that SurModics receives the expected benefits of acquiring the Shares, SRI hereby agrees that, during the Non-Compete Period, except for the covenants and restrictions contained in Section 7.5(d) hereof which will last indefinitely, SRI will not at any time directly or indirectly:
          (a) own, operate, invest in, lend money to, consult with, render services to, act as agent for, acquire or hold any interest in (i) any business of any nature that competes with any business owned or operated by Brookwood or its Subsidiaries as of the Closing Date or (ii) any corporation, partnership, association or other entity of any nature that owns, operates or has an interest in any business described in the immediately preceding clause (i) (except that nothing herein will prohibit SRI from owning not more than one percent of the outstanding shares of any class of stock of a corporation if such class of stock is regularly traded on a recognized national securities exchange); provided, however, that nothing herein shall prohibit SRI and its Affiliates and Subsidiaries (other than Brookwood) from conducting their respective businesses as currently conducted; and provided further that, during the Non-Compete Period, SRI will refer any Business Opportunity to Brookwood and will not, for at least 90 days after making any such referral, refer such Business Opportunity to any other Person;
          (b) solicit, request, advise or induce any present or potential customer, supplier or other business contact of Brookwood or any of its Subsidiaries to cancel, curtail or otherwise adversely change its relationship with Brookwood or any of its Subsidiaries;
          (c) criticize or disparage in any manner or by any means (whether written or oral, express or implied) Brookwood or any of its Subsidiaries or any aspect of Brookwood’s or any of its Subsidiaries’ management, policies, operations, products, services, practices or personnel; or
          (d) use any name to promote a separate business that includes (i) the words “Brookwood” or “Lakeshore,” or any confusingly similar combination or variation of either, in any geographical area or (ii) any other name that implies a connection or affiliation with Brookwood or any of its Subsidiaries.
     7.6 Non-Disclosure; Non-Use. SRI hereby acknowledges and agrees that all Trade Secrets are of substantial value to Brookwood and its Subsidiaries, provide them with a

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substantial competitive advantage in their business and are and have been maintained in the strictest confidence as trade secrets under Applicable Law. Except as otherwise approved in advance by SurModics in writing, SRI will not at any time use, divulge, furnish or make accessible to anyone any Trade Secrets.
     7.7 Tax Matters. The following provisions will govern the allocation of responsibility as between SurModics and SRI for certain Tax matters following the Closing Date:
          (a) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of Brookwood and its Subsidiaries for the Straddle Period will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which Brookwood or its Subsidiaries holds a beneficial interest will be deemed to terminate at such time) and the amount of other Taxes of Brookwood and its Subsidiaries for a Straddle Period will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
          (b) Responsibility for Filing Tax Returns. SRI will prepare or cause to be prepared and file or cause to be filed all Tax Returns for Brookwood and its Subsidiaries for the tax periods ending on or before the Closing Date that have not been filed prior thereto.
          (c) Cooperation on Tax Matters.
          (i) SurModics and SRI will cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns pursuant to this Section 7.7 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. SRI agrees (A) to retain all books and records with respect to Tax matters pertinent to Brookwood and its Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by SurModics or Brookwood and its Subsidiaries, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give SurModics reasonable written notice prior to transferring, destroying or discarding any such books and records and, if SurModics so requests, SRI will allow SurModics to take possession of such books and records.
          (ii) SurModics and SRI each further agrees, upon request, to use its Commercially Reasonable Efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).
          (iii) SurModics and SRI each further agrees, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code Section 6043 and all Treasury Regulations promulgated thereunder.

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          (d) Tax-Sharing Agreements. All Tax-sharing agreements or similar agreements with respect to or involving Brookwood or its Subsidiaries will be terminated by SRI as of the Closing Date and, after the Closing Date, Brookwood and its Subsidiaries will not be bound thereby or have any Liability thereunder.
          (e) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the Transactions will be paid by SRI when due, and SRI will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by Applicable Law, SurModics will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.
     7.8 SurModics Equity Grants; Wage Increases.
          (a) As soon as reasonably practicable, but not later than 90 days after the Closing Date, SurModics shall issue restricted stock and/or performance shares with an aggregate value (based on the average closing price of SurModics’ common stock over the period of five trading days ending on the Closing Date) of $3 million to certain employees of Brookwood under the SurModics 2003 Equity Incentive Plan. The amount of restricted stock or performance shares granted to any such employee, and the employees who will receive such grants, will be determined based on the mutual agreement of SurModics and the chief executive officer of Brookwood.
          (b) As soon as reasonably practicable, but later than 90 days after the Closing Date, SurModics shall cause Brookwood to effect an increase in the wages and/or salaries of all Brookwood employees equal to 5% of their current wages and/or salaries.
          (c) No employee will be eligible for the equity grant or wage increase contemplated by this Section 7.8 until he or she has executed appropriate employment-related documents, as determined by SurModics.
     7.9 Transition Services. At SurModics’ option, for a period of 12 months after the Closing Date, SRI will continue to provide Brookwood with any or all of the services set forth on Schedule 7.9 at no additional cost over the current amount charged to Brookwood for each such service; provided that Brookwood shall have the right to terminate any such service without penalty at any time upon 30 days’ prior written notice to SRI.
     7.10 Retention of Records. SurModics will cause Brookwood to retain, until all applicable tax statutes of limitations (including periods of waiver) have expired, all books, records and other documents pertaining to Brookwood in existence on the Closing Date that are required to be retained under current retention policies and to make the same available after the Closing Date for inspection and copying by SRI or its agents at SRI’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice. After the expiration of such period, no such books and records will be destroyed without first advising SRI in writing detailing the contents thereof and giving at least 120 days to obtain possession thereof. SRI agrees that such records will be kept strictly confidential and used only for tax purposes.
     7.11 Employee Matters. As of January 1, 2008, SurModics shall cause Brookwood to provide the employees of Brookwood with employee benefits that are comparable in the aggregate to those provided to similarly situated employees of SurModics. With respect to such

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benefits: (i) service accrued by Brookwood employees during employment with Brookwood, SRI or any other Affiliate of SRI prior to the Closing Date shall be recognized for purposes of eligibility, vesting, and entitlement to vacation, paid time off and similar benefits; (ii) to the extent permitted under the applicable employee benefit plans of SurModics, any and all pre-existing condition limitations and eligibility waiting periods under any Employee Benefit Plan shall be waived with respect to such employees and their eligible dependents to the extent that such limitations and waiting periods were not imposed on such individual by, or otherwise would have been satisfied under, the Employee Benefit Plans maintained by Brookwood before the Closing Date, and (iii) such employees shall be given credit for amounts paid under an Employee Benefit Plan during the applicable period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Employee Benefit Plan of SurModics in which any such employee becomes entitled to participate.
     7.12 Contribution of Contributed Land. Immediately prior to the Closing, SRI shall make an additional contribution of capital to Brookwood by conveying good and marketable fee simple title to the Contributed Land to Brookwood by general warranty deed (the “Warranty Deed”), subject only to the restrictions, easements and other matters of record and accepted by Brookwood and SurModics. Upon such conveyance, SRI, as landlord, and Brookwood, as tenant, shall terminate all rights and obligations under that certain Ground Lease Agreement, dated August 23, 2006, between SRI and Brookwood (the “Ground Lease”); provided, however, that all ad valorem taxes and assessments due and payable with respect to the Contributed Land shall be paid by Brookwood in accordance with the terms and conditions of the Ground Lease. SRI shall cause Brookwood to pay the costs of all recording taxes and other charges with respect to the Warranty Deed.
     7.13 Agreements Regarding Royalty Sharing Arrangements. From and after the Closing Date, and notwithstanding any other provision hereof to the contrary:
          (a) Administration. SRI shall continue in the Ordinary Course of Business to administer, carry out and oversee the execution and implementation of the Southern Research Institute Intellectual Property Awards Policies (the “Awards Policies”), in the form attached hereto as Exhibit C. All payments to be made by Brookwood pursuant to this Section 7.13 (except payments in relation to Section 7.13(e)) shall be delivered to SRI, and Brookwood and SurModics shall be entitled to rely on any and all actions taken by SRI under this Agreement without any liability to, or obligation to inquire of, any of the current and former employees of SRI or Brookwood who are or may be entitled to receive royalties pursuant to the Awards Policies.
          (b) Bucket 1. With respect to any claims by or payments to be made to current and former employees of SRI or Brookwood who are or may be entitled to receive royalties pursuant to the Awards Policies or otherwise to participate or share in any revenues of Brookwood derived from the use of any Intellectual Property in connection with the programs identified on Schedule 7.13(b), SRI shall assume all liabilities and obligations for the payment of all such royalties to such current or former employees. The royalties or other payments owed by Brookwood to SRI in connection with the programs identified on Schedule 7.13(b) shall be calculated without regard to amounts payable by SRI pursuant to the final clause of the preceding sentence.

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          (c) Bucket 2.
          (i) With respect to any claims by or payments to be made to current and former employees of SRI or Brookwood who are or may be entitled to receive royalties pursuant to the Awards Policies or otherwise to participate or share in any revenues of Brookwood derived from the use of any Intellectual Property in connection with all other programs identified on Schedule 4.14(j):
          (1) To the extent such royalties exceed the Maximum Percentage of the revenues to which they relate, SRI shall assume all liabilities and obligations for the payment of all such royalties in excess thereof to such current or former employees.
          (2) For any such royalties that do not exceed the Maximum Percentage of the revenues to which they relate: (x) SurModics shall cause Brookwood to assume all liabilities and obligations for the payment of the first $500,000 in such royalties to such current or former employees, (y) SRI and Brookwood will share equally all liabilities and obligations for the payment of the next $4 million in such royalties to such current or former employees, and (z) SurModics shall cause Brookwood to assume all liabilities and obligations for the payment of any such royalties in excess of $4.5 million to such current or former employees.
          (ii) SurModics shall cause Brookwood to deliver to SRI any royalty payments that are covered by Section 7.13(c)(i)(2). To the extent that SRI is liable for a portion of any such payment pursuant to Section 7.13(c)(i)(2)(y), SurModics’ sole recourse for such amount shall be to offset it against any future payment of Contingent Consideration; provided, however, that SurModics shall have direct recourse to SRI for the payment of such amount to the extent that (x) there are not future payments of Contingent Consideration possible under this Agreement sufficient to cover such amount and (y) such amount is less than or equal to the sum of past payments of Contingent Consideration, less all amounts previously recovered directly (and not through offset) from SRI pursuant to this Section 7.13(c)(ii) or Section 7.13(e)(ii).
          (d) Bucket 3.
          (i) With respect to any claims by or payments to be made to current and former employees of SRI or Brookwood who are or may be entitled to receive royalties pursuant to the Awards Policies or otherwise to participate or share in any revenues of Brookwood derived from the use of any Intellectual Property in connection with any future programs not identified on Schedule 4.14(j) or Schedule 7.13(b):
          (1) To the extent such royalties exceed 20% of the revenues to which they relate, SRI shall assume all liabilities and obligations for the payment of all such royalties in excess thereof to such current or former employees.

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          (2) For any such royalties that do not exceed 20% of the revenues to which they relate, SurModics shall cause Brookwood to assume all liabilities and obligations for the payment of such royalties to such current or former employees.
          (ii) Any determination by SRI that a current or former employee of SRI or Brookwood is entitled to any royalties or other revenue-sharing arrangement that would be covered by this Section 7.13(d) shall not be made without the prior written approval of SurModics, provided that such approval shall not be unreasonably withheld. If SurModics withholds approval pursuant to the foregoing sentence, it shall provide SRI a written response setting forth its reasons for withholding such approval, including the reasons it believes the determination is not appropriate under the Awards Policies.
          (e) Alkermes. Reference is made to the Asset Purchase Agreement dated as of November 5, 2004 (the “Alkermes Agreement”), by and between Alkermes Controlled Therapeutics Inc. II (“Alkermes”) and SRI.
          (i) For any payments made by Brookwood or its Subsidiaries in connection with the Alkermes Agreement (including royalty payments and/or amounts paid to buy out their obligations thereunder): (x) SurModics shall cause Brookwood to assume all liabilities and obligations for the first $1 million in such payments, (y) SRI and Brookwood will share equally all liabilities and obligations for the next $4 million in such payments (provided that SRI shall have no liability for any such payments made by Brookwood or its Subsidiaries after the fifth anniversary of the Closing Date), and (z) SurModics shall cause Brookwood to assume all liabilities and obligations for any such payments in excess of $5 million.
          (ii) To the extent that SRI is liable for any amount pursuant to Section 7.13(e)(i)(y), SurModics’ sole recourse for such amount shall be to offset it against any future payment of Contingent Consideration; provided, however, that SurModics shall have direct recourse to SRI for the payment of such amount to the extent that (x) there are not future payments of Contingent Consideration possible under this Agreement sufficient to cover such amount and (y) such amount is less than or equal to the sum of past payments of Contingent Consideration, less all amounts previously recovered directly (and not through offset) from SRI pursuant to this Section 7.13(e)(ii) or Section 7.13(c)(ii).
     7.14 No Hire of Employees. During the Non-Compete Period:
          (a) SRI will not, and will cause its Affiliates and Subsidiaries not to, employ or attempt to employ, directly or indirectly, any person who is now or later becomes an officer or employee of Brookwood or any of its Subsidiaries or otherwise interfere with or disrupt any employment relationship (contractual or other) of Brookwood or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit SRI or any of its Affiliates or Subsidiaries from hiring any former employee of Brookwood or any of its Subsidiaries whose employment with Brookwood or any of its Subsidiaries has been involuntarily terminated; and
          (b) SurModics will not, and will cause its Affiliates and Subsidiaries (including Brookwood) not to, employ or attempt to employ, directly or indirectly, any person who is now or later becomes an officer or employee of SRI or any of its Subsidiaries or otherwise interfere

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with or disrupt any employment relationship (contractual or other) of SRI or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit SurModics or any of its Affiliates or Subsidiaries from hiring any former employee of SRI or it Subsidiaries whose employment with SRI or its Subsidiaries has been involuntarily terminated.
     7.15 Brookwood 401(k) Plan. As soon as practicable following the Closing, SRI and Brookwood shall arrange for the transfer from the SRI 401(k) Plan to the spun-off Brookwood 401(k) Plan of an amount equal to the aggregate account balances, including participant loans, if any, of all participants and beneficiaries of the SRI 401(k) Plan who are covered by the Brookwood 401(k) Plan, and shall take all steps necessary in order for the transfer to constitute a spinoff of assets and liabilities that complies with Section 414 of the Code and Treasury Regulation section 1.414(l)-1(m).
ARTICLE 8
INDEMNIFICATION
     8.1 Indemnification by SRI. Subject to the other terms of this Article 8, for the period commencing at the Closing and ending upon the expiration of the applicable periods set forth in Section 8.4, SRI will indemnify, defend and hold harmless SurModics from and against any and all Loss incurred or otherwise received or sustained by SurModics or any of SurModics’ Affiliates or any of SurModics’ or such Affiliates’ respective officers, directors, partners, managers, employees, agents, representatives, successors and assignees (collectively with SurModics, “SurModics Indemnitees”), in each case to the extent directly or indirectly related to or arising out of any:
          (a) breach of any representation or warranty made by SRI herein (including any inaccuracy in any related Schedule);
          (b) breach or nonperformance of any covenant or agreement of or to be performed by SRI pursuant hereto;
          (c) fraud, intentional misrepresentation or willful breach by SRI;
          (d) (i) Taxes (or the non-payment thereof) of Brookwood and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date, (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which Brookwood and its Subsidiaries or any predecessor is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) Taxes of any Person (other than Brookwood and its Subsidiaries) imposed on Brookwood and its Subsidiaries as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing Date;
          (e) claims by any current and former employees of SRI or Brookwood for royalties or other payments pursuant to the Awards Policies or any other similar current or former plan, policy or Contract;
          (f) Option Termination Agreement or inaccuracy in, or dispute related to, Schedule 2.2(b) or SRI’s distribution of the Option Holders’ Pro Rata Shares; or

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          (g) Legal Action incident to any of the foregoing.
     8.2 Indemnification by SurModics. Subject to the other terms of this Article 8, for the period commencing at the Closing and ending upon the expiration of the applicable periods set forth in Section 8.4, SurModics will indemnify, defend and hold harmless SRI from and against any and all Loss incurred or otherwise received or sustained by SRI, in each case to the extent directly or indirectly related to or arising out of any:
          (a) breach of any representation or warranty made by SurModics herein;
          (b) breach or nonperformance of any covenant or agreement of or to be performed by SurModics pursuant hereto;
          (c) fraud, intentional misrepresentation or willful breach by SurModics;
          (d) infringement upon or misappropriation by Brookwood or it Subsidiaries of any Intellectual Property rights of any third party occurring after the Closing (except to the extent that such infringement or misappropriation is a continuation of pre-Closing actions by Brookwood or its Subsidiaries that constituted infringement or misappropriation of any Intellectual Property rights of any third party);
          (e) Liabilities arising out of the post-Closing operations of Brookwood or any of its Subsidiaries, excluding (i) any Liabilities for which the SurModics Indemnitees are entitled to indemnification pursuant to this Article 8 (or would be so entitled but for the limitations to indemnity set forth in this Article 8) and (ii) any Liabilities arising from any claim of Intellectual Property infringement); or
          (f) Legal Action incident to any of the foregoing.
     8.3 Certain Limitations. Notwithstanding any other term herein, the following will apply:
          (a) SRI’s Deductible. SRI will not have any obligation under Section 8.1(a), other than regarding any breach of any Special Representation (as to which no deductible will apply), unless and until the aggregate amount of indemnification for which SRI is obligated thereunder exceeds $100,000 (the “Deductible”), and then only with respect to such excess.
          (b) SRI’s Cap. SRI’s obligation under Section 8.1(a), other than regarding any breach of any Special Representation (as to which no limitation or cap will apply), in the aggregate, will not exceed an amount equal to $22 million (the “Cap”).
          (c) SurModics’ Deductible. SurModics will not have any obligation under Section 8.2(a), unless and until the aggregate amount of indemnification for which SurModics is obligated thereunder exceeds the Deductible, and then only with respect to such excess.
          (d) SurModics’ Cap. SurModics’ obligation under Section 8.2(a), in the aggregate, will not exceed an amount equal to the Cap.
          (e) Offset.
          (i) Notwithstanding anything in this Agreement to the contrary, if not promptly paid by SRI, SurModics may withhold and set off against the Contingent Consideration and any other amounts otherwise due SRI under this Agreement, any amount payable under Section 8.1.

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          (ii) If a SurModics Indemnitee delivers notice of an indemnification claim to SRI under Section 8.5 or 8.6, the amount set forth in such claim shall be offset against any future payment of Contingent Consideration unless SurModics receives within 30 days following the date of delivery of such notice a written notice from SRI objecting to all or a portion of such claim notice (an “Objection Notice”). During such period, SRI shall have reasonable access during normal business hours to the books and records of Brookwood relevant to such claim notice. If SRI delivers an Objection Notice with respect to any claim notice, the undisputed amount, if any, of such claim notice shall be offset against any future payment of Contingent Consideration. The amount that shall be offset, if any, against any future payment of Contingent Consideration with regard to the disputed amount of such claim notice shall be determined by (i) mutual agreement of SurModics and SRI or (ii) by a final non-appealable order from a court of competent jurisdiction. Prior to the determination of such disputed amount pursuant to the preceding sentence, SurModics will continue to make payments of Contingent Consideration in accordance with, and subject to the conditions of, Section 2.4, except that the disputed amount referred to in the preceding sentence shall by deposited by SurModics into a mutually acceptable third-party escrow account pending such determination. Any interest or other earnings on the disputed amount while held in escrow will be added to the escrow account and allocated between and paid to SurModics, on the one hand, and SRI, on the other hand, in proportion to the extent they prevail on the items in dispute. The fees and expenses incurred in connection with establishing and maintaining the escrow account will be allocated between and paid by SurModics, on the one hand, and SRI, on the other hand, in inverse proportion to the extent they prevail on the items in dispute.
          (iii) If any amount is owed to the SurModics Indemnitees pursuant to SRI’s indemnification obligations under this Agreement, such amount must first be offset against future payments of Contingent Consideration; provided, however, that the SurModics Indemnitees shall have direct recourse to SRI for the payment of such amount to the extent that either (A) there are not future payments of Contingent Consideration possible under this Agreement sufficient to cover the amount owed to the SurModics Indemnitees, or (B) any portion of such amount has not been offset against payments of Contingent Consideration within 90 days after the date the amount becomes eligible for offset pursuant to Section 8.3(e)(ii). The parties also acknowledge and agree that nothing in this Section 8.3(e) shall be deemed to modify the Cap or other limitations with respect to indemnification and the survival of representation and warranties.
          (iv) For federal income Tax purposes, any amounts withheld under this Section 8.3(e) shall be treated as a reduction of the Purchase Price.
     8.4 Certain Survival Periods.
          (a) Representations and Warranties. Each representation and warranty contained herein (and in any related schedule) will survive the Closing and will remain in full force and effect for a period of 18 months after the Closing Date, except that each Special Representation (and related schedule) will survive until all Liabilities hereunder relating thereto are barred by all applicable statutes of limitation. “Special Representation” means any representation or warranty in Article 3 or in Section 4.2, 4.3(b), 4.5, 4.12, 4.14(j), 4.23, 4.25,

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4.27 or 5.4 hereof, or any representation or warranty fraudulently made or otherwise made with the intent to deceive or otherwise mislead (and, in each case, any related schedule).
          (b) Survival Until Final Determination. For each claim for indemnification under this Agreement regarding a breach of a representation or warranty (or related schedule) that is made prior to expiration of the survival period for such representation or warranty (as set forth in Section 8.4(a)), such claim and associated right to indemnification will not terminate before final determination and satisfaction of such claim.
          (c) Survival of Other Terms. Except as provided in the preceding terms of this Section 8.4 regarding representations and warranties, each covenant or agreement contained herein, and all associated rights under this Article 8, will survive Closing and will continue in full force thereafter, subject to any limitation stated by their respective terms.
     8.5 Third-Party Claims.
          (a) Notice. A Party entitled to indemnification hereunder (the “Claiming Party”) will give the Party obligated to provide such indemnification (the “Indemnifying Party”) prompt notice of any claim of a third party (a “Third-Party Claim”) as to which the Claiming Party has the right to demand indemnification hereunder (the “Initial Claim Notice”). The failure to promptly give such Initial Claim Notice to the Indemnifying Party will not relieve the Indemnifying Party of any liability hereunder, unless the Indemnifying Party was prejudiced thereby, and then only to the extent of such prejudice.
          (b) Commencement of Defense and Participation. Promptly after receiving such Initial Claim Notice, the Indemnifying Party will assume the Defense of such Third-Party Claim at its own expense and may settle such Third-Party Claim, but will not, without the written consent of the Claiming Party, agree to (i) any injunctive relief affecting the Claiming Party or any of its Affiliates or (ii) any settlement that would adversely affect the business or operations of the Claiming Party or any of its Affiliates.
          (c) Participation by Claiming Party. The Claiming Party will have the right to engage its own legal counsel (and other professional advisers) in connection with such Defense and Third-Party Claim, at the Claiming Party’s expense (or at the Indemnifying Party’s expense if the Claiming Party is advised by counsel that a conflict exists between the Claiming Party and the Indemnifying Party in connection with such Defense and Third-Party Claim). The Indemnifying Party will keep the Claiming Party fully informed of all matters material to such Defense and Third-Party Claim at all stages thereof, whether or not the Claiming Party is represented by separate legal counsel.
          (d) Failure to Commence Defense. If the Indemnifying Party does not commence a Defense within 30 days following receipt of such Initial Claim Notice (or such shorter period, if any, during which a Defense must be commenced for the preservation of rights), the Claiming Party may, at its option, settle or defend such Third-Party Claim at the expense of the Indemnifying Party.
          (e) Resolution of Third-Party Claim. Subject to the other terms of this Article 8, if (i) a final judgment or order in favor of such third party is rendered against the Claiming Party that is not subject to appeal or with respect to which the time to appeal has expired without an appeal having been made or (ii) such Third-Party Claim is settled in

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accordance with this Article 8 resulting in Losses on the part of the Claiming Party, then the amount of such Losses incurred by the Claiming Party will be paid by the Indemnifying Party.
          (f) Access and Cooperation. Each Party will, and will cause its Affiliates to, promptly make available to the other Party (and its legal counsel and other professional advisers with a reasonable need to know) all books and records of such Party relating to such Defense and Third-Party Claim, subject to reasonable confidentiality requirements. Each Party will render to the other Party such assistance as such other Party may reasonably request to ensure the proper and adequate Defense of such Third-Party Claim.
          (g) Protecting Goodwill. In conducting any Defense or dealing with any Third-Party Claim hereunder, each Party will use Commercially Reasonable Efforts to protect and preserve the reputation and goodwill associated with each other Party.
     8.6 Additional Notices. In addition to and not in limitation of Section 8.5, a Claiming Party will give prompt notice to an Indemnifying Party of each claim for indemnification hereunder for which such Claiming Party proposes to demand indemnification (whether or not involving a third party), specifying the amount and nature of such claim (to the extent known). The failure to promptly give such notice to the Indemnifying Party will not relieve the Indemnifying Party of any liability hereunder, unless the Indemnifying Party was prejudiced thereby, and then only to the extent of such prejudice.
     8.7 Effect of Purchase Price Adjustment. Any Loss that would otherwise entitle a Party to indemnification hereunder will be offset to the extent (but only to the extent) such Loss is reflected as a Liability on the Closing Balance Sheet, such that SRI shall not be obligated to indemnify any SurModics Indemnitees from and against any Loss as a result of, or based upon or arising from, any claim or Liability to the extent the same is taken into account as a Liability in determining the Net Working Capital Adjustment.
     8.8 Specific Performance. Each Party acknowledges and agrees that each other Party would be damaged irreparably in the event any term of this Agreement is not performed in accordance with its specific terms or otherwise is breached, so that a Party will be entitled to injunctive relief to prevent breaches of this Agreement and to enforce specifically this Agreement and the terms hereof in addition to any other remedy to which such Party may be entitled, at law or in equity. In particular, each Party acknowledges that the business of Brookwood is unique and recognizes and affirms that in the event SRI breaches this Agreement, money damages may be inadequate and SurModics would have no adequate remedy at law, so that SurModics will have the right, in addition to any other rights and remedies existing in its favor, to seek enforcement of its rights and each other Party’s obligations hereunder not only by action for damages but also by action for specific performance, injunctive or other equitable relief.
     8.9 Effect of Investigation. The representations, warranties and covenants of each Party and any Person’s rights to indemnification with respect thereto shall not be affected or deemed waived by reason of any investigation made by or on behalf of such Person (including by any of his, her or its advisors, consultants or representatives) or by reason of the fact that such Person or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is, was or might be inaccurate. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance

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with any covenant or obligation, will not affect the right to indemnification or other remedy based on such representations, warranties, covenants, and obligations.
     8.10 Exclusive Remedy. Notwithstanding any other term herein, the terms in this Article 8 set forth the sole and exclusive remedies for the matters in this Agreement, including for breach of any representation, warranty, covenant or agreement in this Agreement.
ARTICLE 9
CERTAIN ADDITIONAL TERMS
     9.1 Interpretation; Construction. In this Agreement:
          (a) the table of contents and headings hereof are for reference purposes only and will not affect the meaning or interpretation of this Agreement;
          (b) words such as “herein,” “hereof,” “hereunder” and similar words refer to this Agreement as a whole and not to the particular term or Section where they appear.
          (c) terms used in the plural include the singular, and vice versa, unless the context clearly otherwise requires;
          (d) unless expressly stated herein to the contrary, reference to any agreement, instrument or other document means such agreement, instrument or document as amended or modified and as in effect from time to time in accordance with the terms thereof;
          (e) “include,” “including” and variations thereof are deemed to be followed by the words “without limitation” and will not limit the generality of any term accompanying such word;
          (f) “or” is used in the inclusive sense of “and/or” and “any” is used in the non-exclusive sense;
          (g) unless expressly stated herein to the contrary, reference to an agreement, instrument or other document, including this Agreement, will be deemed to refer as well to each addendum, exhibit, schedule or amendment thereto;
          (h) unless expressly stated herein to the contrary, reference to an Article, Section, Schedule or Exhibit is to an article, section, schedule or exhibit, respectively, of this Agreement;
          (i) all dollar amounts are expressed in United States dollars and will be paid in cash in United States currency;
          (j) each Party was, or had ample opportunity to be, represented by legal counsel in connection with this Agreement and each Party and each Party’s counsel has reviewed and revised, or had ample opportunity to review and revise, this Agreement and any rule of construction to the effect that ambiguities are to be resolved against the drafting Party will not be employed in the interpretation hereof; and
          (k) each representation, warranty, covenant and agreement herein will have independent significance, and if any Party has breached any representation, warranty, covenant or agreement herein in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) that such Party has not breached will not detract from or mitigate the fact that such Party is in breach of such first representation, warranty, covenant or agreement.

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     9.2 Press Releases and Public Announcements. SRI will not issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of SurModics.
     9.3 No Third-Party Beneficiaries. This Agreement will not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.
     9.4 Entire Agreement. This Agreement (including the Schedules and documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.
     9.5 Succession and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.
     9.6 Counterparts. This Agreement may be executed by facsimile signature and in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.
     9.7 Notices. All notices and other communications hereunder will be in writing. Any notice or other communication hereunder will be deemed given only (i) when delivered personally to the recipient, (ii) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), (iii) one Business Day after being sent to the recipient by facsimile transmission or electronic mail or (iv) four Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and in each case if addressed to the intended recipient as set forth below:
(a)	if to SurModics:
SurModics, Inc.
Attn: Chief Executive Officer
9924 West 74th Street
Eden Prairie, MN 55344
Fax: (952) 829-2743
Email:bbarclay@surmodics.com
with a copy to:
SurModics, Inc.
Attn: Bryan Phillips, Esq.
9924 West 74th Street
Eden Prairie, MN 55344
Fax: (952) 829-2743
Email: bphillips@surmodics.com

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and a copy to:
Faegre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Attention: Michael A. Stanchfield
Fax: 612-766-1600
Email: mstanchfield@faegre.com
(b)	if to SRI:
Southern Research Institute
Attn: John A. Secrist, III, Ph. D.
2000 Ninth Avenue South
P.O. Box 55305
Birmingham, AL 35255
Fax: (205) 581-2726
Email: secrist@southernresearch.org
with a copy to:
Gregory S. Curran, Esq.
Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
Birmingham, AL 35203
Fax: (205) 254-1999
Email: gcurran@maynardcooper.com
Any Party may change the address to which such notices and communications are to be delivered by giving the other Party notice in the manner stated above.
     9.8 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.
     9.9 Amendments and Waivers. No amendment of any provision of this Agreement will be valid unless the same will be in writing and signed by SurModics and SRI. No waiver by any Party of any provision of this Agreement or any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, will be valid unless the same will be in writing and signed by the Party making such waiver nor will such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such default, misrepresentation, or breach of warranty or covenant.
     9.10 Severability. Any term of this Agreement that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms hereof or the validity or enforceability of the offending term in any other situation or in any other jurisdiction.
     9.11 Expenses. SurModics and SRI will each bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the Transactions; provided that SRI will also bear the costs and expenses of Brookwood (including all of its legal fees and expenses) accrued or incurred up to and including the Closing in connection with this Agreement and the Transactions.

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     9.12 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.
     9.13 Submission to Jurisdiction. Each of the Parties submits to the exclusive jurisdiction of any state or federal court sitting in Hennepin or Ramsey County, Minnesota, or Jefferson or Shelby County, Alabama, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety, or other security that might be required of any other Party with respect thereto. Any Party may make service on any other Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 9.7. Nothing in this Section 9.13, however, will affect the right of any Party to serve legal process in any other manner permitted by law or at equity. Each Party agrees that a final judgment in any action or proceeding so brought will be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity.
     9.14 Nature of Disclosure. Nothing in the Schedules will be deemed to disclose an exception to a representation or warranty made in this Agreement unless the Schedule identifies the item as an exception to such representation or warranty. A disclosure made by SRI in any section of this Agreement or any Schedule will expressly not be deemed to constitute an admission by SRI, or otherwise imply, that any such matter is material or creates a measure for materially for the purposes of this Agreement.
ARTICLE 10
DEFINITIONS
     “Accountant’s Determination” is defined in Section 2.4(e).
     “Accountant’s Adjustment Determination” is defined in Section 2.3(d).
     “Accredited Investor” has the meaning set forth in Regulation D promulgated under the Securities Act.
     “Adjustment Certificate” is defined in Section 2.3(b).
     “Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, “control,” “controlled by” and “under common control with,” as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise.
     “Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state, local or foreign law.
     “Agreement” is defined in the preamble of this Agreement.
     “Alkermes” is defined in Section 7.13(e).

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     “Applicable Law” means any applicable provision of any constitution, treaty, statute, law (including the common law), rule, regulation, ordinance, code or order enacted, adopted, issued or promulgated by any Governmental Authority. Unless expressly stated herein to the contrary, reference to any Applicable Law means such Applicable Law as amended, modified, codified, replaced or reenacted, in whole or in part, and as in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any Applicable Law means that provision of such Applicable Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement or reenactment of such section or other provision.
     “Applicable Product” is defined in Section 2.4(b).
     “Audited Financial Statements” is defined in Section 4.8(a).
     “Awards Policies” is defined in Section 7.13(a).
     “Basis” means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction that forms or could form the basis for any specified consequence.
     “Brookwood” is defined in the Recitals.
     “Brookwood 401(k) Plan” is defined in Section 6.2(i).
     “Brookwood Common Stock” is defined in Section 4.2.
     “Brookwood Preferred Stock” is defined in Section 4.2.
     “Business Day” means any day other than a Saturday, Sunday or a day that banks in the State of Alabama or Minnesota are not generally authorized or required by Applicable Law to be closed.
     “Business Opportunity” means any business opportunity that is presented to SRI by a third party and that relates to any business owned or operated by Brookwood or its Subsidiaries as of the Closing Date.
     “Cap” is defined in Section 8.3(b).
     “Claiming Party” is defined in Section 8.5(a).
     “Closing” is defined in Section 6.1.
     “Closing Balance Sheet” is defined in Section 2.3(a).
     “Closing Date” is defined in Section 6.1.
     “Closing Payment” is defined in Section 2.1.
     “COBRA” means the health coverage continuation requirements reflected in Code section 4980B and ERISA sections 601 through 606, as added by the Consolidated Omnibus Budget Reconciliation Act of 1985.
     “Code” means the Internal Revenue Code of 1986.
     “Commercial Sale Milestone” is defined in Section 2.4(b)
     “Commercially Reasonable Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to expeditiously achieve such result;

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provided, however, that a Person required to use Commercially Reasonable Efforts under or in connection with this Agreement shall not be thereby required to take action that would result in a material adverse change in the benefit to such Person under this Agreement or any Transactions (in each case, taken as a whole) or to dispose of any material portion of, or make any material change to, its business.
     “Confidential Information” means all confidential information of or relating to Brookwood or any of its Subsidiaries that is not otherwise publicly disclosed or generally available (other than as a result of a disclosure by SRI), including information entrusted to SRI by others. Without limiting the generality of the foregoing, Confidential Information includes: (i) customer lists, lists of potential customers and details of agreements with customers; (ii) acquisition, expansion, marketing, financial and other business information and plans; (iii) research and development; (iv) Intellectual Property, except as published in the normal course of prosecution by a patent office or other agency; (v) sources of supplies; (vi) identity of specialized consultants and contractors and Confidential Information developed by them; (vii) purchasing, operating and other cost data; (viii) special customer needs, cost and pricing data; (ix) employee information; and (x) information recorded in manuals, memoranda, projections, minutes, plans, drawings, designs, formula books, specifications, computer programs and records, whether or not legended or otherwise identified as Confidential Information, as well as information that is the subject of meetings and discussions and not so recorded.
     “Contingency Period” is defined in Section 2.5.
     “Contingent Consideration” is defined in Section 2.1.
     “Contract” means any contract, agreement, arrangement, purchase order, license or use agreement, lease (whether a lease for real estate, a capital lease, an operating lease or other), instrument, note or other binding obligation or commitment, in each case whether oral or written.
     “Contributed Land” means the parcel of improved real property located at 756 Tom Martin Drive, Jefferson County, Alabama 35211, more particularly described on Exhibit B attached hereto.
     “Current Products” is defined in Section 4.7(a).
     “Deductible” is defined in Section 8.3(a).
     “Defense” means legal defense reasonably conducted by reputable legal counsel of good standing selected with the written consent of the Claiming Party, which consent will not be unreasonably withheld, conditioned or delayed.
     “Development Products” is defined in Section 4.7(d).
     “Discontinued Products” is defined in Section 4.7(b).
     “Dispute Notice” is defined in Section 2.4(e).
     “Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in ERISA Section 3(3)) and any other employee benefit plan, program or arrangement of any kind, including any stock option or ownership plan, stock appreciation rights plan, phantom stock plan, executive compensation plan, bonus, incentive compensation, deferred compensation or profit-sharing plan, or any vacation, holiday, sick leave, fringe benefit or group life insurance plan.

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     “Employee Pension Benefit Plan” has the meaning set forth in ERISA Section 3(2).
     “Employee Welfare Benefit Plan” has the meaning set forth in ERISA Section 3(1).
     “Encumbrance Documents” is defined in Section 4.13(j).
     “Enforcement Limitations” means any applicable bankruptcy, fraudulent transfer, reorganization, insolvency, moratorium or other similar Applicable Law from time to time in effect affecting creditors’ rights generally and principles governing the availability of equitable remedies.
     “Environmental Claim” means any written notice by a Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or release into the environment, of any Hazardous Substance at any location, whether or not owned or leased by Brookwood or (ii) circumstances forming the basis of any violation of any Environmental Law.
     “Environmental Laws” means all Applicable Laws in effect on or prior to the Closing relating to pollution, compensation for damage or injury caused by pollution, or protection of human health or the environment.
     “Environmental, Health and Safety Requirement” means, as amended and in effect on or prior to the Closing: each federal, state, local and foreign statute, regulation, ordinance and other provision having the force or effect of law; each judicial and administrative order and determination; each contractual obligation; in each case concerning public health and safety, worker health and safety, pollution or protection of the environment and in the case of each of the foregoing including those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.
     “ERISA” means the Employee Retirement Income Security Act of 1974.
     “ERISA Affiliate” means each entity that is treated as a single employer with Brookwood for purposes of Code Section 414.
     “FDA” is defined in Section 2.4(b).
     “Fiduciary” has the meaning set forth in ERISA Section 3(21).
     “Financial Plan” is defined in Section 2.5.
     “Financial Statements” is defined in Section 4.8(a).
     “GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.
     “Governmental Authority” means, wherever located, any: (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local or foreign government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, administration, branch, commission, bureau, instrumentality, department, official, entity, court or tribunal); (d) multi-national organization or body; or (e) body or Person exercising any arbitrative, administrative, executive, judicial, legislative, police, regulatory or taxing authority or power.

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     “Ground Lease” is defined in Section 7.12.
     “Hazardous Substances” means pollutants, contaminants, hazardous substances, hazardous wastes, petroleum and fractions thereof, and all other chemicals, wastes, substances, and materials regulated by any Environmental Law.
     “IRS” is defined in Section 4.23.
     “Improvements” is defined in Section 4.13(d).
     “Indemnifying Party” is defined in Section 8.5(a).
     “Initial Claim Notice” is defined in Section 8.5(a).
     “Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations and combinations thereof (and including all goodwill associated therewith) and all applications, registrations and renewals in connection therewith; (c) all copyrightable works and copyrights, and all applications, registrations and renewals in connection therewith; (d) all mask works and all applications, registrations and renewals in connection therewith; (e) all Trade Secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information and business and marketing plans and proposals); (f) all computer software (including source code, executable code, data, databases and related documentation); (g) all advertising and promotional materials; (h) all other proprietary rights; and (i) all copies and tangible embodiments thereof (in whatever form or medium).
     “Key Employees” is defined in Section 2.5(b).
     “Knowledge” means, with respect to SRI, the actual knowledge of any of the individuals set forth on Schedule 10(a), and those matters that would reasonably be expected to be known by such persons based on their respective positions with SRI and/or Brookwood and its Subsidiaries.
     “Leased Real Property” is defined in Section 4.13(b).
     “Leases” is defined in Section 4.13(b).
     “Legal Action” means any action, suit, proceeding, arbitration, hearing, investigation, charge, complaint, claim, demand or similar action taken by, filed with or otherwise involving any Governmental Authority.
     “Legal Restriction” means any injunction, judgment, order, decree, ruling, charge or other restriction of any Governmental Authority.
     “Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due).
     “License Milestone” is defined in Section 2.4(b).

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     “Lien” means all liens, security interests, pledges, encumbrances or clouds on title of any nature whatsoever, other than (a) liens for Taxes not yet due and payable, or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings and (b) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.
     “Loss” means any claim, loss, fine, penalty, cost or expense (including reasonable attorneys’ fees or expenses) or damage.
     “Material Adverse Effect” means any condition, change, effect or circumstance that, individually or when taken together with all such conditions, changes, effects or circumstances, has or could reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), properties, assets or results of operations of Brookwood and its Subsidiaries (taken as a whole); provided however, that none of the following shall be deemed to constitute, or shall be taken into account in determining whether there has been a Material Adverse Effect: (a) the reaction (including subsequent actions) of third parties to the Transactions; (b) conditions generally affecting the industries in which Brookwood operates or the U.S. economy as a whole; (c) national or international political or social conditions, including the engagement by the United States in, or escalation of, hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index); (e) the payment of any amounts due to, or the provision of any other benefits (including employee benefits or payments to employees) to, any officers or employees under employment contracts, non-competition agreements, employee benefit plans, severance arrangement or other arrangements in existence on the date hereof; (f) compliance with the terms of, or the taking of any action required by, this Agreement; (g) any change in GAAP or other accounting requirement or principle or any change in Applicable Law or the interruption thereof; or (h) any action required to be taken under Applicable Law.
     “Maximum Percentage” is defined in Section 4.14(j).
     “Milestones” means the Project Milestones and the Revenue Milestones.
     “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.
     “Most Recent Financial Statements” is defined in Section 4.8(a).
     “Most Recent Fiscal Month End” is defined in Section 4.8(a).
     “Most Recent Fiscal Year End” is defined in Section 4.8(a).
     “Multiemployer Plan” has the meaning set forth in ERISA Section 3(37).
     “Net Revenues” is defined in Section 2.4(a).
     “Net Working Capital” is defined in Section 2.3(b).
     “Net Working Capital Adjustment” is defined in Section 2.3(b).

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     “Non-Compete Period” means the period commencing on the Closing Date and ending on the later of (i) the third anniversary of the Closing Date or (ii) the last day of the Contingency Period.
     “Objection Notice” is defined in Section 8.3(e).
     “Option Holders” is defined in the Recitals.
     “Option Termination Agreement” is defined in the Recitals.
     “Ordinary Course of Business” means an action (which includes, for this definition, a failure to take action), condition, circumstance or status of or regarding a Person that is: (a) consistent with the past customs and practices of such Person and is taken or exists in the ordinary course of the normal operations of such Person; or (b) similar in nature and magnitude to actions customarily taken (or not taken) without any specific authorization by the board of directors (or by any Person or group of Persons exercising similar authority) or shareholders of such Person.
     “Owned Real Property” is defined in Section 4.13(a).
     “Party” has the meaning set forth in the preamble to this Agreement.
     “Permits” is defined in Section 4.11.
     “Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or any other business entity or association or any Government Authority.
     “Phase II Milestone” is defined in Section 2.4(b).
     “Phase III Milestone” is defined in Section 2.4(b).
     “Pro Rata Share” is defined in Section 2.2(b).
     “Products” is defined in Section 4.7(b).
     “Prohibited Transaction” has the meaning set forth in ERISA Section 406 and Code Section 4975.
     “Project Milestones” means the Commercial Sale Milestone, the Phase II Milestones, the Phase III Milestone and the License Milestones.
     “Purchase Price” is defined in Section 2.1.
     “Quarterly Contingent Consideration Payment” is defined in Section 2.4(c).
     “Quarterly Schedule” is defined in Section 2.4(c).
     “Real Property” is defined in Section 4.13 (c).
     “Real Property Laws” is defined in Section 4.13(f).
     “Real Property Permits” is defined in Section 4.13(h).
     “Revenue Milestone 1” is defined in Section 2.4(a).
     “Revenue Milestone 2” is defined in Section 2.4(a).
     “Revenue Milestone 3” is defined in Section 2.4(a).

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     “Revenue Milestones” means Revenue Milestone 1, Revenue Milestone 2 and Revenue Milestone 3.
     “Sales Transaction” is defined in Section 2.5(e).
     “Securities Act” means the Securities Act of 1933.
     “Settlement Agreement” is defined in Section 2.4(e).
     “Shares” is defined in the Recitals.
     “Special Representation” is defined in Section 8.4(a).
     “SRI” is defined in the preamble of this Agreement.
     “SRI 401(k) Plan” is defined in Section 6.2(i).
     “Straddle Period” is defined in Section 7.7(a).
     “Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (a) if a corporation, at least 20% of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), at least 20% of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons own at least a 20% ownership interest in such a business entity (other than a corporation) if such Person or Persons will be allocated at least 20% of such business entity’s gains or losses or will be or control any managing member, director or general partner of such business entity (other than a corporation). The term “Subsidiary” includes all direct and indirect Subsidiaries of such Subsidiary.
     “SurModics” is defined in the preamble of this Agreement.
     “SurModics Indemnitees” is defined in Section 8.1.
     “Tax” means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not, and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.
     “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     “Third-Party Claim” is defined in Section 8.5(a).

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     “Trade Secret” means any asset or information (including a formula, pattern, compilation, program, device, method, technique, or process) of Brookwood and its Subsidiaries, including assets and information transferred by SRI to Brookwood or its Subsidiaries, that derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use.
     “Transactions” is defined in Section 3.2.
     “Warranty Deed” is defined in Section 7.12.
[Remainder of page left intentionally blank — signature page follows]

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     IN WITNESS WHEREOF, each Party has executed this Stock Purchase Agreement effective as of the date first written above.

BUYER:
SURMODICS, INC.

By: Name:	/s/ Bruce J Barclay Bruce J Barclay
Title:	President and Chief Executive Officer

SELLER:
SOUTHERN RESEARCH INSTITUTE

By:	/s/ John A. Secrist III

Name:	John A. Secrist III
Title:	President and Chief Executive Officer

Stock Purchase Agreement	Signature Page